Exhibit 99.8



2023 Environmental, Social and Governance Report

環 境 、 社 會 及 管 治 報 告

For the fiscal year ended June 30, 2023

CONTENTS

01 Compliance Governance to Build a Good Foundation

02 Quality First Creating Good Things for Life



03 Gathering Synergy to Create a Better Life Together

04 Green Development to Escort a Better Environment

05 Caring for Public Welfare and Sharing Goodness

Appendix



About the Report

 ## Report Introduction

MINISO Group Holding Limited (the "Company") and our subsidiaries (together, the "Group", "MINISO" or "We") are pleased to release the second Environmental, Social and Governance ("ESG") report (the "Report").

We will focus on disclosing our ESG strategic concepts, management practices and highlights covering the period from July 1, 2022 to June 30, 2023 (the "Reporting Period") to promote understanding of our sustainability performance among our stakeholders.

 ## Preparation Basis

The Report has been prepared in accordance with the Environmental, Social and Governance Reporting Guide (the "ESG Reporting Guide") set out in Appendix 27 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). The Company has complied with Part C: "Comply or Explain" provisions of the ESG Reporting Guide. For the section on Response to Climate Change, we refer to the Guidance on Climate Disclosures of the Hong Kong Stock Exchange.

 ## Report Boundary

The policy documents, statements, data, etc. in this Report cover the scope of the Group's business, except for individual information with specific instructions.

 ## Disclaimer

Parts of this Report that are forward-looking may be subject to uncertainties, causing material difference from actual results. The Company is under no obligation to update any forward-looking statement contained in this Report.



Reporting Principles and Data Sources

This Report follows the materiality, quantification, balance, and consistency principles of the ESG Reporting Guide. All data and cases come from the Company's statistical reports and relevant documents. Unless otherwise stated, this Report adopts RMB as the monetary unit.



Report Approval

The Report has been reviewed by the audit committee (the "Audit Committee") of the Company's board of directors (the "Board") and approved by written resolution of the Board.

Report Availability

This Report is available in traditional Chinese and English. An electronic version of the Report is available on the Hong Kong Stock Exchange's HKEXnews website (www.hkexnews.hk) or the Company's investor relations website (https://ir.miniso.com).

Report Feedback

To continue to improve the Company's sustainability and ESG reporting, we are eager to receive your voice. You are welcome to contact the esg@miniso.com to feedback your comments and suggestions on this Report.

Message from Chairman

We remain resolute in our journey to excellence. The year 2023 marks the 10th anniversary of the founding of MINISO, as well as the opening year of MINISO' global brand strategy upgrade. In February 2023, we officially announced our new global development vision and positioning, strategic upgrade system, and "Appealing, Playful, and Useful" product innovation and upgrade strategy, which will lead MINISO towards the vision of becoming a world-class technology-based new consumption enterprise. At the same time, we continue to improve our environmental, social and governance (ESG) practices and management, and have made materiality progress, demonstrating the responsibility and commitment of MINISO.

We are constantly upgrading our company sustainability governance system.
MINISO has always integrated the concept of sustainability into our daily business operations and management. During the year, we have improved and optimized the ESG management structure and responsibilities and set up the ESG Working Group of MINISO, which consists of the ESG Leadership Team and the ESG Implementation Working Group. We believe that the improvement of the organizational structure will provide strong support and assistance for the enhancement of the ESG management.

We continue to improve compliance and corporate governance.
We have established and continue to improve our internal governance mechanism to stay vigilant against potential risk to enhance overall governance. During the year, MINISO improved the risk management and control processes, and launched a digital internal control platform collecting data from various systems to provide reference for the comprehensive management of the Group's major risks.

We always provide consumers with high-quality products that are "Appealing, Playful, and Useful".
MINISO is committed to providing high-quality products to consumers worldwide, incorporating stringent quality assurance and control procedures into the whole life cycle of our products. We strictly manage the use of chemical substances in our products, and actively promote the use of environmentally friendly materials. While ensuring the quality and safety of our products, we place a strong emphasis on IP design as the driving force behind MINISO's product innovation. During the Reporting Period, we entered into in-depth cooperation with 80 famous IP licensors around the world, and announced to elevate the "Global Product Innovation Center" to a new level by establishing research centers worldwide, which will drive forward-looking product development and enable us to create globally trending products featuring IP design.

We actively promote green, low-carbon and sustainable operations.
We continuously improve our operational efficiency, optimize resource usage, reduce waste emissions, and advocate for green office practices. At the same time, we disclose key climate-related initiatives in core areas such as governance, strategy, risk management, metrics, and targets. Moreover, we constantly explore innovative solutions for green and sustainable products. During the Reporting Period, we introduced ECO plush dolls made from environmentally friendly materials produced using recycled PET plastic bottles. In total, we launched 9 SKUs, recycling over 1.25 million PET bottles and took a positive step in our exploration of green products.

We join hands with our employees and partners to create a better future together.
We believe that providing a diverse, inclusive, healthy, and safe working environment for our employees, supporting their diverse development, and collaborating with partners to build a responsible supply chain are the core assets for the long-term steady growth of the company. Therefore, as a brand with global influence, MINISO actively implements global and localized talent strategies. While safeguarding the rights and interests of employees, we create more career development opportunities for talents in different countries and regions. We launch various training programs to help everyone tap into their potential.

We are passionate about public welfare and actively fulfill our corporate social responsibility.
We encourage our employees to actively participate in community welfare activities, such as community volunteer services for pandemic prevention and control, providing



feasible support and assistance to those in need. At the same time, as more and more of our stores reach out to the world, our philanthropic actions also extend to overseas communities. Through donating goods to needy communities and groups, distributing food, and organizing fun activities for children, we spread MINISO's love and care worldwide.

The road ahead is long, striving is the only way forward. MINISO will take steady steps and act diligently, actively fulfilling the company's responsibilities and obligations. Adhering to a global development strategy, we continuously focus on product innovation, aiming to create lasting, profound, and valuable benefits for global consumers, employees, investors, and all stakeholders.

Mr. YE Guofu
Chairman of the Board & Chief Executive Officer

FY2023 Highlights

 **Performance**

 Revenue of RMB **11,473.2** million, year-on-year growth was **13.8%**

 Gross profit of RMB **4,443.1** million, representing a year-on-year growth of **44.7%**

 Adjusted net profit (Non-IFRS) of RMB **1,844.7** million, representing a year-on-year growth of **155.3%**

 As of June 30, 2023, there were **5,791** stores under the MINISO brand, of which **3,604** were in China and **2,187** were overseas, and **118** stores under the TOP TOY brand

 **Products**

 The quality team conducted more than **1,973** quality tests

 Used Tritan plastics to replace PC plastics, replaced a total of **16** products of SKUs, and approximately **32%** of the SKU containing PC plastic

 Promoted green and lightweight of packaging, and conducted a packaging reduction assessment for over **3,000** SKUs

 Achieved the result of replacing disposable plastics with paper in **25** SKU products

 Launched a total of **9** eco-friendly plush doll SKUs, with a total production volume of approximately **145,221** units. A total of approximately **1,254,216** PET bottles were recycled and used

 The percentage of plastic bags in shopping bags used by MINISO and TOP TOY brand was less than **75%**

 **Employees**

 The employee structure is diversified, with female employees at middle management level and above accounting for **52.1%**, up **2.1%**; and overseas countries and regions employees accounting for **45.8%**, up **4.4%**

 Provided long-term incentives, granted share incentives to **371** people including directors, senior management and other employees of our Group

Upgraded the employee activity center, with eight functional rooms serving a total of **6,036** person-time

 **Governance**

 Established anti-corruption requirements for directors and employees of the Company, suppliers, outsourced personnel, and other partners

We conducted training on integrity, compliance and anti-corruption for all domestic and overseas employees, outsourced personnel, franchisees and agent store staff for **670** times, with a total of **27,147** participants

 We hold **1,491** trademarks, **323** patents, and **538** copyrights







MINI
SO
MINI
SO

About Us

Company Profile

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. Within ten years since we opened our first store in China in 2013, we have successfully incubated two brands, - "MINISO" and "TOP TOY". We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide.

On October 15, 2020, we were successfully listed on the New York Stock Exchange ("NYSE") under the stock ticker “MNSO”. On July 13, 2022, we were successfully listed on the Hong Kong Stock Exchange under the stock code “9896”.

Development History

- **2013** We commenced our business operations by establishing the first MINISO store in Guangzhou, China.
- **2014** Total number of MINISO stores exceeded 300.
- **2015** We started our globalization strategy and the total number of MINISO stores exceeded 1,000.
- **2017** We were recognized as “One of the Top 10 Enterprises in China’s Top 100 Franchise Enterprises in 2016” by China Chain Store & Franchise Association.



Brands and Products

Our flagship brand "MINISO" offers a frequently-refreshed assortment lifestyle products covering diverse consumer needs. For the fiscal year ended June 30, 2023, we launched an average of around 530 SKUs in "MINISO" channels per month, and we offered consumers a wide selection of around 9,700 core SKUs, the vast majority of which are under he "MINISO" brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textiles, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrances and perfumes, stationery and gifts.

TOP TOY is a new brand we launched in December 2020. As of June 30, 2023, we offered around 7,000 SKUs under the TOP TOY across eight major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.



The number of MINISO stores in overseas markets exceeded 1,000.

2018

2020

We listed the ADSs on the NYSE with the stock ticker "MNSO."

We launched a new brand TOP TOY, which is committed to building comprehensive shopping platforms of pop toys.

2020

2021

The number of MINISO stores exceeded 5,000 and entered into the 100th geographical market.

We were included by the Hurun Research Institute in the Hurun China 500 Most Valuable Private Companies for two consecutive years from 2019 to 2020.

2021

2022

On July 13
We were successfully listed on the Hong Kong Stock Exchange with the stock code: 9896.

ESG Governance

ESG Governance Structure

We attach great importance to sustainability and integrate ESG considerations into our daily business operations and management. We are committed to establishing a governance structure with clear responsibilities and continue to improve our ESG management structure and management functions in light of operational development and regulatory requirements.

In order to implement and manage ESG topics in a more comprehensive manner, we established the ESG Working Group of the Group during the Reporting Period, which consists of the ESG Leadership Team and the ESG Implementation Working Group. The ESG Working Group assists the Audit Committee of the Board of Directors and is responsible for ESG matters in accordance with the Audit Committee Charter. The establishment of the ESG Working Group has been reviewed and endorsed by the Board.

Governance Level: Board

- Take full responsibility for the Group's ESG efforts
- Focus on ESG-related risks and opportunities and participate in materiality assessments
- Approve and validate ESG report

ESG Governance Framework

Board
Audit Committee
ESG Leadership Team
ESG Implementation Working Group

ESG Working Group of the Group

Management Level: ESG Leadership Team

(Led by CEO YE Guofu, vice-chaired by CFO ZHANG Jingjing, and comprised of other senior executives)

- Responsible for ESG matters as set out in the Audit Committee Charter
- Report timely to the Audit Committee and the Board on the progress of the ESG work and any significant ESG issues that arise
- Develop policies, procedures and practices related to ESG matters and make recommendations to the Audit Committee and the Board
- Review and evaluate the Company's ESG performance and make recommendations for improvement to the Audit Committee and the Board

Governance Level: Audit Committee

Assume additional responsibilities relating to reviews and inspections on the basis of existing responsibilities, mainly including:

- Review our strategies, frameworks, principles, policies and systems related to ESG matters
- Oversee the implementation of ESG goals
- Review the practices and performance in compliance with legal and regulatory requirements
- Monitor Key Performance Indicators (KPI), standards and achievement of results set by the Company on ESG priorities
- Report and make recommendations to the Board on the above matters

Implementation Level: ESG Implementation Working Group

- Implement resolutions of Board, Audit Committee, and ESG Leadership Team related to ESG
- Promote and implement specific ESG tasks
- Provide regular feedback on annual ESG efforts
- Implement the collecting, recording and reporting of ESG-related information and data

Stakeholder Communication

We maintain active communication with our stakeholders to fully understand their opinions. We continue to improve our stakeholder communication mechanism and continuously disclose company information through our company website, WeChat Official Account and other channels. We promptly understand and respond to stakeholder expectations and demands through consumer satisfaction surveys, employee satisfaction surveys, supplier meetings, etc. Moreover, we use these mechanisms as a basis to continuously optimize our sustainability strategies and plans.

Stakeholders	Demands and expectations	Main communication methods
Consumers	• Product and service quality • Protecting consumer rights	• Customer satisfaction survey • Customer complaint mechanism
Employees	• Compensation package • Development space • Employee benefits • Promotion policy • Training system • Internal communication channels	• Open communication • Employee mailbox / hotline • Training programs
Government and Regulatory Agencies	• Compliance with local laws and regulations • Paying taxes in accordance with the law • Promoting local economic growth • Promoting local employment	• Regular visits • Policy communication
Suppliers/ Partners	• Purchasing policy • Supplier management system • Fair trade • Prompt payment	• Supplier review • Regular visits • Supplier conference
Franchisees	• Franchisee policy • Franchisee management	• Franchisee communication
Investors	• Stock price and dividend • Financial performance • Business prospects • Future development plan	• Information disclosure • Investor conferences and roadshows • Investor hotline/e-mail
Industry Associations/ Chambers of Commerce	• Compliance with industry norms • Promoting the development of industry • Promoting industrial innovation	• External exchange and cooperation • Participating in industry seminars • Participating in industry standard development
Community and Non-Profit Organizations	• Supporting social welfare • Effective resource utilization • Protecting the ecological environment	• Communicating with non-profit organizations • Organize events jointly
Media	• Business and product information • Financial performance • Future development direction • Corporate social responsibility	• Press releases • Interview invitation • Regular talks

ESG Materiality Topics

Analysis and Review of Materiality Topics

Based on the the ESG Reporting Guide of Hong Kong Stock Exchange, we have identified 20 ESG materiality topics in the three major areas of environment, society and governance, taking into account our own business model, industry development and relevant national policies. Based on the materiality principle and refer to the results of ESG material topics questionnaire of MINISO, we ranked ESG topics on two dimensions of "importance to the company" and "importance to stakeholders" to draw a matrix of materiality topics.

During the Reporting Period, we reviewed our materiality topics. After analyzing industry trends, industry concerns and stakeholders' expectations, we raised the materiality level of the topics "Chemical Safety" and "Green Packaging" from moderately important to highly important. At the same time, we maintain the importance of topics such as "Product Responsibility", "Information Security and Customer Privacy Protection" and "Protection of Employee Rights and Interests".

Management Confirmation

Our Board and management reviewed the results of the materiality analysis and confirmed the ESG materiality topics and topics matrix for the Reporting Period.



MINISO 2023 ESG Topics Materiality Analysis Matrix

List of ESG materiality topics

High Importance

01 Product Responsibility

02 Information Security and Customer Privacy Protection

03 Protection of Employee Rights and Interests

04 Intellectual Property

05 Compliance Governance

06 Business Ethics

07 Supply Chain Management

08 Chemical Safety

09 Green Packaging

Moderate Importance

10 Marketing & Services

11 Diversity and Inclusion

12 Employee Development and Training

13 Raw Material Procurement

14 Occupational Health and Safety

15 Response to Climate Change

16 Water Resources Management

17 Waste Management

18 Energy Management

General Importance

19 Product Carbon Footprint

20 Charity Activities



Responding to the United Nations Sustainable Development Goals

The United Nations Sustainable Development Goals (SDGs) are a call for global action, with 17 development goals serving as a blueprint for a better and more sustainable future.

We refer to the SDGs in setting our course of action on sustainability and continue to disclose our progress in order to work with our stakeholders, including our employees, consumers and partners, towards a more inclusive and sustainable future. Our current practices prioritize the SDGs as described below:



• Charity Activities

• Protection of Employee Rights and Interests

• Supply Chain Management

• Diversity and Inclusion

• Occupational Health and Safety

• Employee Development and Training


Compliance Governance to Build a Good Foundation
Quality First Creating Good Things for Life
Green Development to Escort a Better Environment

- Intellectual Property
- Compliance Governance
- Business Ethics

- Product Responsibility
- Chemical Safety
- Green Packaging
- Raw Material Procurement
- Response to Climate Change
- Waste Management
- Energy Management
- Water Resources Management
- Product Carbon Footprint
- Information Security and Customer Privacy Protection
- Marketing & Services

01 Compliance Governance to Build a Good Foundation

We support the concept of good corporate governance and shoulder the responsibility for the healthy development of the Group. To this end, we establish and continuously work to improve our established internal governance mechanisms, remain on guard against potential risk points, and strongly support integrity education and advocacy within the Group in order to improve our overall governance level and build the foundation for the Group's sustainability.

Materiality topics in this section

Compliance Governance, Business Ethics, Intellectual Property

Response to the SDGs



Compliance Governance

Management Concept and Policy

We are committed to maintaining and enforcing the highest standards of corporate governance and we recognize the importance of protecting the interests of all shareholders, including minority shareholders. We strictly comply with the relevant laws and regulations for listed companies on the Hong Kong Stock Exchange and the NYSE, and have established a sound corporate governance system, and promote the sustainable and healthy development of the Company. We have engaged professional compliance advisors to advise and guide us on the applicable laws as well as the Listing Rules after the listing of our shares on the Hong Kong Stock Exchange, including various requirements relating to corporate governance, with which we need to comply.

Governance Structure

Our Board has three committees (the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee), each of which has its own role to play in effectively assisting the Board in discharging our responsibilities and overseeing our business operations, as well as focusing from time to time on specific topics and practices in the area of our sustainability. The terms of reference of each of the Committees of our Board and the relevant information of each of our Directors are posted on our Investor Relations website (https://ir.miniso.com), where specific disclosures can be viewed.



Board Diversity

In accordance with the requirements of the Appendix 14 to the Listing Rules, we have adopted a policy to encourage diversity on the Board by taking into account a number of factors, including but not limited to gender, age, educational background, professional experience, skills and knowledge, industry experience, race and ethnicity, cultural background and other factors as may be relevant from time to time, when nominating and appointing members to the Board.

At the end of the Reporting Period, we had four directors, with the number of independent non-executive directors reaching three-quarters of the Board, including one female independent non-executive director.

Board Independence

Pursuant to Rule 3.13 of the Listing Rules, each of independent non-executive directors is required to confirm his/ her independence in writing to the Hong Kong Stock Exchange and the Board on the basis of these factors at the time of his/ her appointment as a director and annually, respectively. As of June 30, 2023, we have received from each of the independent non-executive directors an annual confirmation of independence and the Board considers that each of them is independent.

To ensure the independence of the Board, the Nominating and Governance Committee is responsible for assessing the independence of all the independent non-executive directors on an annual basis and confirming that each of them meets the criteria for independence set out in Rule 3.13 of the Listing Rules and that they do not have any relationships or in any circumstances that might influence, or give the appearance of influencing, their independent judgment.

At the end of the Reporting Period, the majority of the members of the Board of Directors of the Company were independent non-executive directors, with the Chief Executive Officer of the Company being the sole executive director on the Board. The Nominating and Governance Committee will continue to review the structure, size and composition of the Board on an ongoing and regular basis so that the Board includes at least the minimum number of independent directors required by the NYSE and the Stock Exchange.


Position
1
3
Directors
Independent Non-executive Directors
Gender
1
3
Famale
Male
Age
1
2
1
40-44
45-49
50 and above
Tenure
1
3
2-3 years
More than 3 years

Risk Management and Internal Control

We have formulated our risk management policies in accordance with the requirements of the Listing Rules and the Corporate Governance Code in relation to risk management and internal control supervision. We are committed to establishing and maintaining a system of risk management and internal control consisting of policies and procedures that we believe are appropriate for our business operations, and we are committed to continuously improving these systems.

By building a comprehensive risk management system and strengthening and enhancing our risk control processes, we identify, measure, analyze and evaluate the various risks that may arise in our business operations and take timely and effective measures to prevent and control them when appropriate. During the Reporting Period, we launched a digital internal control platform system to collect data from various systems to provide reference for the overall management of the Group's major risks.

Risk Management System



First Line of Defense

Provide expertise and tools for risk matters, identify risks through established work plans and methodologies, and optimize risk monitoring by continually going deeper into business processes and conducting continuous reviews of cases with high-risk factors.



Second Line of Defense

Coordinate the construction, guidance and inspection of the Group's internal control and risk management.



Third Line of Defense

Independently and objectively evaluate risk matters or conduct audits to supervise the role of the first and second lines of risk defense to enhance the systematization of risk governance.

Risk Management Process



Risk Identification

- A comprehensive risk management team is established to collect risk information from relevant departments, which includes ESG risks such as product quality, information protection, and operational risks.



Risk Response

- The comprehensive risk management team proposes risk management solutions, the functional departments provide input, and the internal audit department evaluates the adequacy and appropriateness of the solutions.

- Each functional department implements risk management solutions, puts responsibility for risk control into specific positions or processes and implements them.

- The comprehensive risk management team gradually establishes and improves the materiality risk warning mechanism and emergency response mechanism.



Supervision and Remediation

- The Audit Committee under the Board is responsible for monitoring the implementation of risk management policies of the Company, as well as ensuring the identification, assessment and control of risks involved in business operations. In case of a material risk accident, the Audit Committee is required to report to the Board. The Audit Committee conducts in-depth analysis of the causes, clarification of those responsible, and accountability.

- We improve the risk management system and solidify risk prevention by further reviewing the management system, optimizing the management process and promoting management execution.

Internal Control

We are committed to establishing strict internal procedures and continuously optimizing our internal control system by implementing measures such as risk assessment, strengthening internal control compliance review and enhancing overall risk awareness. The Audit Committee continuously monitors the implementation of these policies and works with the internal audit department and senior management to ensure that our policies and implementation are effective and adequate.

Business Ethics

 ## Management Concept

"Sunny" is one of the concepts of our corporate culture, which represents the sunny mechanism of open-mindedness, tolerance, positivity and transparency. We pursue a corporate culture with high ethical standards, continue to improve anti-corruption rules and regulations, strengthen the internal monitoring and reporting system, enhance employee integrity education and training, and commit to building a sunny, honest and transparent business environment with our business partners.

 ## Management Policy

We strictly abide by the Company Law of the People's Republic of China, the Anti-Money Laundering Law of the People's Republic of China, the Anti-Unfair Competition Law of the People's Republic of China, the Interim Provisions on Banning Commercial Bribery of the State Administration for Industry and Commerce of the People's Republic of China, the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. We have zero tolerance for corruption and resolutely combat it in any form of potential corruption and bribery, including bribery, kickbacks, excessive gifts, facilitation payments extortion, money laundering and payments or quotations for improper business benefits, as well as corresponding management measures.

We have developed a range of policies and rules associated with business ethics, such as the Code of Anti-Bribery, the Policy of Compliance Accountability, the Rule of Conflict of Interest Management, the Rule of Integrity Self-Discipline in Workplace and the Policy of Complaint and Reporting. By enhancing our institutional framework, we ensure proper management within the Company and maintain ethical standards among employees to prevent fraudulent activities.

 ## Management Practice

Integrity Commitment

In terms of anti-corruption and integrity compliance, MINISO always adheres to a "zero-tolerance" attitude, and we have established anti-corruption management requirements for directors and employees of the Company, suppliers, outsourced personnel, and other partners, and require all parties concerned to know and comply with them. MINISO joined the Trust and Integrity Enterprise Alliance in 2018 and became the governing unit of the Alliance. If any serious misconduct is detected, it will be handled in accordance with the Sharing Mechanism for the List of Dishonest Persons in the Trust and Integrity Enterprise Alliance.

For Directors and All Employees

The Code of Business Conduct applies to all directors, officers and employees of the Company (covering full-time, part-time, consultative or temporary), which includes anti-corruption behavioral requirements such as conflict of interest, gifts and gratuities, and FCPA compliance.

For New Employees

New employees are required to sign the Letter of Commitment of Integrity along with the labor contracts.

For Suppliers

All business contracts must include a signed Anti-Commercial Bribery Notice.

For Store Personnel

All store (directly-operated stores and MINISO Retail Partner stores) personnel are required to be aware of the Integrity Contract and sign to confirm it.

Integrity Promotion

We regularly carry out staff integrity training and multi-form publicity, cultivate and strengthen staff understanding of anti-corruption and business integrity principles with an emphasis on ideology, professional ethics, business norms, and system construction.



Training

For New Employees

During the onboarding training, we have organized integrity and compliance modules, including lectures on the Policy of Compliance Accountability, the Rule of Conflict of Interest Management, the Rule of Integrity Self-Discipline in Workplace, so as to inform new employees about the policies and help raise their awareness of integrity.

For Directors and Employees in Management Level

Regular meetings are held in which typical violation cases are explained, the anti-corruption requirements of the Group are emphasized, and reporting channels are made clear to enhance the anti-corruption management.

For Personnel in Stores

Online and offline training is required for all staff including the culture of integrity and compliance and the management of store loss and inventory; while the "Compliance Lecture" training and integrity pledge apply to store managers and reserve store managers.



Promotion

We launch the Official Accounts "Integrity of MINISO" to regularly publishes integrity journals and shares anti-corruption cartoons and books.

Anti-Corruption Audit

The Audit Center conducts anti-corruption and business ethics related audits for all business segments and subsidiaries at least once a year. The Audit Center reports to the Group's Chief Risk Control Officer and submits an annual audit plan to the Audit Committee.

In order to strengthen compliance management and asset management of retail stores, and prevent dishonest acts such as cashier fraud, take stock of fraud and data falsification, the Audit Center of the Group conducts daily store inspections and special inventories of the directly-operated stores and MINISO Retail Partner stores. The dimensions of the review include process compliance, account consistency, security management, cash management, inventory management, etc. Among them, whether or not the store has posted and signed the Integrity Contract by all employees, the learning of the integrity culture, and the implementation of integrity and compliance are the necessary items to be checked. The Audit Center conducts daily inspections of stores based on the Compliance Checklist. Regular specialized inventories for these stores are also conducted based on the Store Audit Compliance and stocktaking Policy as well as the TOP TOY Store stocktaking Plan to ensure their operational procedures adhere to the set management guidelines. During the Reporting Period, the stocktaking of the stores was completed as planned.

Monitoring and Reporting Mechanisms

We actively accept the supervision of all stakeholders, and have established and publicized various reporting channels, such as telephone, email, letter, WeChat Official Accounts, etc. We have printed the reporting channels in our business cards and set up an automatic pop-up window in our internal system to remind us of the fraud complaint and reward mechanism. For suppliers. We have set up a specialized WeChat ID, which is directly managed by the Chief Risk Control Officer, to enable more direct communication. In addition, the founder of the Company personally funded an "Anti-Corruption Incentive Fund (RMB 10 Million)" to reward reports for dishonest behaviors such as commercial bribery, corruption and infringing on the interests of the Company.

We have formalized provisions concerning reporting matters, reporting methods, and reporting procedures in the Policy of Complaint and Reporting, the Policy of Compliance Accountability and the Rule of Case Investigation Process. We encourage real-name whistleblowing and also accept anonymous reporting. In order to protect the whistleblower, all complaints and reported information is managed independently by the relevant responsible person, all case information is filed and managed by the relevant departments, and the whistleblower information is kept confidential and strictly prohibited from leaking.



Public Reporting Channels for Anti-Corruption

Letter Reporting: Attention to Audit Center, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, China

Reporting Email: jubao@miniso.com

Reporting Hotline: +(86) 20-32306713

WeChat Official Account for Anti-Corruption: "Integrity of MINISO"

Highlights and Cases

Reporting Period ESG performance highlights



We had **no** litigation cases during the Reporting Period involving embezzlement, bribery, extortion, fraud or illegal money laundering.



We conducted training on integrity, compliance and anti-corruption for all domestic and overseas employees, outsourced personnel, Retail Partner and distributors' store staff for **670** times, with a total of **27,147** participants.



We conducted a total of **221** anti-corruption training sessions with a total of **12,724** participants. Among them, employees at senior management level and above participated in anti-corruption training for a total of about **481** participants per time.

Case: “Compliance Lecture” Training and Integrity Pledge



In order to continuously strengthen the integrity and compliance management of our store staff, we conducted the “Compliance Lecture” training and integrity pledge for all store managers and reserve store managers in China, so as to integrate the concept of compliance into the daily management through the leadership of the store managers and the store staff. The “Compliance Lecture" Training program included integrity and compliance advocacy, store safety management, loss management and other content. In the integrity and compliance advocacy, participants learned about the integrity and compliance management process by studying the corporate culture, integrity and compliance system, and compliance cases. Meanwhile, in order to enhance the seriousness, we designed an integrity pledge session at the end of the course, calling on all participants to promise to follow the Company’s system, to be honest and self-disciplined, not to abuse their authority, and to adhere to professional ethics and conduct. As of the end of the Reporting Period, the "Compliance Lecture" training had been held for eight sessions, with a total of 1,384 personnel participating in the training, which further strengthened the foundation of the Company's compliance management and created a strong atmosphere of compliance culture.







中国营运事业部·华东二区&审核中心 “合规大讲堂”

TOP TOY 2023
上半年全国店长大会

华东一区&审核中心“合规大讲堂”培训暨诚信宣誓

“Compliance Lecture” Training and Integrity Pedge

Intellectual Property

 ## Management Concept

We attach great importance to the protection of intellectual property ("IP") and are committed to integrating the protection of IP into our daily operations, with the aim of protecting our innovations and safeguarding our brand reputation.



 ## Management Policy

We comply with the requirements of the Trademark Law of the People's Republic of China, the Patent Law of the People's Republic of China, the Copyright Law of the People's Republic of China and other laws and regulations. We have established a series of management systems related to intellectual property protection, such as Comprehensive IP Management Measures, to achieve effective protection of intellectual property through continuous optimization of management processes.

Management Practice

Our trademarks, brand names and other IP, such as patents related to product designs, are important to us. We have taken a series of actions to protect our IPRs, including patent excavation, product patent application and copyright registration of artistic works, brand name and trademark layout development, and defending against infringement of IP. For example, for TOP TOY's own IP image copyrights, we have formulated a whole chain of processes from trademark registration, copyright registration, setting up of licensing contracts, selection of licensed products, review of licensed materials, and so on, in order to maximize the avoidance of risks that may arise in IP licensing cooperation.

We also attach great importance to protecting the IP of our partners throughout the process of strategic cooperation and co-branding development by signing cooperation contracts. We use the IP strictly within the scope of the license and provide assistance in defending their IP from infringement.

In order to avoid infringing others' IP, during the product design phase, the legal team conducts IP searches, and provides analysis and feedback on the draft product design to minimize potential intellectual property risks.

In addition, in order to enhance employees' awareness of IP protection and reduce the risk of IP infringement in product development, we conducted several rounds of internal training on IP protection during the Reporting Period, including the training on Trademark Fundamentals and Trademark Naming Rules, Patent Process and Risk Control Training, Preparation of Technical Disclosure for Software Patent Application and Judgment of Trademark Proximity.

📖 Highlights and Cases

Reporting Period ESG performance highlights



During the Reporting Period,

we have submitted applications of

289 trademarks

52 patents

170 copyrights

As of the end of the
Reporting Period,

we held a total of

1,491 trademarks

323 patents

538 copyrights

Trademarks



687

804

- Domestic
- Overseas

Patents



28

40

255

- Design Patents
- Utility Models Patents
- Invention Patents

Copyrights



31

507

- Artwork
- Software Copyrights

02 Quality First
Creating Good Things for Life

In keeping with our motto "Good Life, Quality First", we continue to provide consumers with high-quality and cost-effective products. We build and continually improve the quality assurance closed-loop system to ensure a commitment to quality at every step. By leveraging diverse product designs, efficient and agile supply chain, and robust digital operational capabilities, we strive to create an easy and pleasant shopping experience so that everyone can enjoy the small joys in life.

Materiality topics in this section

Product Responsibility, Chemical Safety, Information Security and Customer Privacy Protection, Marketing & Services

Response to the SDGs

Product Responsibility



 ## Management Concept

"Appealing, Playful, and Useful" is our product development strategy, and "high quality, high appeal and high affordability" is the core of every product in the assortments of products of MINISO. We strive to provide consumers with reliable and high-quality products, and hope that through quality products and services, to enable more people to easily enjoy a joyful life.

 ## Management Policy

We are committed to providing high-quality products to consumers around the world. We strictly follow the laws and regulations such as the Product Quality Law of the People's Republic of China, Consumers Rights and Interests Protection Law of the People's Republic of China, Food Safety Law of the People's Republic of China, Cosmetics Supervision and Administration Regulation, GB/T 26701-2011 General Technical Requirements for Model Products, GB 6675-2014 Toys Safety, European Toy Safety Directive, General Product Safety Directive, EU Regulation EC/1907/2006 on Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), U.S. Consumer Product Safety Improvement Act (CPSIA) and California Proposition 65 (CA65).

We have established a comprehensive monitoring system to track updates or amendments in regulations regarding product quality, ingredients, cosmetics and food products, wich enables us to review such changes in regulatory laws in a timely manner to ensure that our products are in compliance internationally. In addition, we formulate internal management systems such as New Product Development Quality Management Process, Product Compliance Test Report Review Process, General Standards for Product Inspection, Product Factory Test Process and Requirements, etc. We incorporate strict quality assurance and control procedures into the quality management of the whole lifecycle of our products, and prudently manage every aspect of the products from the quality of raw materials to the production, packaging, delivery, storage and distribution.

 **Management Practice**

Flow Chart of Product Lifecycle Quality Management

Insights

Identify potential product categories that consumers need and are interested in based on market trends, industry trends and consumer insights

Supplier Development

Prior to the admission of potential suppliers, the quality team conducts an initial assessment and invites third-party organizations to conduct independent supplier development audits regarding to supplier quality control capabilities

Design

Evaluate product prototypes, consider compliance requirements and consumer experience, feedback potential risks to R&D department to initiate pre-design improvements

Follow-up on Market Feedback

Organize and analyze market feedback, carry out targeted improvements based on consumer feedback, and apply the experience to future product development

Sampling and Inspection

According to "1+1+1" Quality Control Mechanism, we strictly conduct monthly random sampling of raw materials and finished products in stores, warehouses and factories and send them to authoritative third-party labs for testing and verification

Productions

Before commencing mass production, pay close attention to pre-production samples and proceed with bulk production only after the pre-production samples have been reviewed and meet the required standards

Conduct onsite audits to factory quality control system to ensure stable operation of facilities, equipment and quality control system

Product Innovation

We strive to provide consumers with a wide range of products to meet their evolving needs. Product development is based on the premise of consumer insights. Therefore, quickly sensing and keeping up with consumer needs is crucial to product innovation. We actively engage with consumers through multiple channels, including the MINISO membership program, WeChat mini program, third-party e-commerce platform, O2O platforms, and store-based communities on WeChat. With our intelligent consumer analytics technology and data analysis capabilities, we capture the latest consumer trends and generate consumer insights that can guide and test our product design and assortments of products.

We work closely with designers and suppliers to achieve dynamic product development and frequently-refreshed. Our brand co-branding relationships with IP licensors of popular brands have opened up more diversified product design and development directions and increased our brand awareness. As of June 30, 2023, we have established co-branding relationships with 80 IP licensors. We have also co-branded with talented independent artists to develop new IPs characters into trendy IP products.

During the Reporting Period, we announced that we have upgraded our "Global Product Innovation Center" and planned to invest in four design centers in China, the United States, Japan and Korea to provide more professional design output for different regional markets. In the future, we will focus on three major innovation capabilities, namely insight, design and technology to create more "Appealing, Playful, and Useful" products for consumers.

Product Quality Management

Our quality control team is involved in the entire product development process and performs multiple rounds of quality checks. To ensure systematic quality management, we have developed and fully implemented an online quality control system. This system integrates all steps of product lifecycle quality management, achieving standardization and visualization of quality inspection procedures. We have established "1+1+1" Quality Control Mechanism to triple-check the quality of our products to ensure that the products we sell meet safety and quality standards. For example, for some categories, we require suppliers to regularly conduct sample tests and verify raw materials and accessories, and provide test reports to our quality department for record keeping; when submitting return applications, suppliers are also required to provide documents such as raw material test reports, same material declarations, supplier self-inspection reports and quality assurance letters.

In order to better control the quality of our products, we aim to continuously increase the frequency and number of quality audits for each product category on an annual basis. During the Reporting Period, 1,696 external quality audits were conducted on our products, representing an increase in the number of quality audits compared to the previous Reporting Period.

"1+1+1" Quality Control Mechanism of MINISO



Our quality team monitored our post-market products.

Internal Quality Team

National Sampling and Inspection Task Executing Agency

Third-party organizations tasked with national sampling inspections were invited as "mystery customers" to carry out sampling.

International Authoritative Testing Organizations

Designated third-party testing organizations to conduct pre-market testing of products

In addition, we are committed to continuously enhancing influence of MINISO brand in terms of quality and branding. During the Reporting Period, MINISO actively participated in the formulation of various group standards in the industry. Among them, we participated in the formulation of the Group Standard of General Rules for Food Toys, the Group Standard of Daily Disposable Pants (T/GDBX 067-2022) and the Group Standard of Hair Products Fluffing Spray have been formally released, which supplemented the gaps of the existing standards in the new product categories, and also contribute to the sustainable, healthy and rapid development of the industry.

Product Recall

We continuously track and manage the quality of the products we sell, formulate and continuously improve the recall mechanism. Once we detect that the products in circulation have quality problems, or have design or manufacturing defects that may cause potential adverse effects on consumers' safety and health, we will carry out a recall in accordance with the MINISO Product Recall Management Procedures, in order to avoid or minimize the loss of consumers. Upon collection of evidences of faulty products, our product quality control team will organize cross-departmental product assessment, to determine the recall level of the products that need to be recalled, and initiate the recall within 48 hours. Meanwhile, our customer service team will communicate with consumers in time, while the operations team will quickly interface with stores to handle products that need to be recalled, and the logistics team will take stock of the recalled products. In addition, our quality control team is responsible for leading the investigation of the quality incident as well as reviewing and summarizing the incident to avoid the recurrence of similar problems and to ensure the continuous improvement of product quality.

Highlights and Cases

Reporting Period ESG performance highlights



We have established co-branding relationships with **80** IP licensors of multiple popular brands.





0 major quality accidents

The quality team conducted more than **1,973** quality tests



Conducted supplier unannounced inspections more than **344** times

More than **1,696** external quality tests of products



Conduct external quality audits on more than **350** supplier factories

Case: 2023 Quality-Related Honor Awards





High Quality Development Summit
第五届高质量发展峰会
2022年度质量典范企业
名创优品（广州）有限责任公司

MINISO (Guangzhou) Co., Ltd was selected as "2022 Quality Model Enterprise" at the 5th High Quality Development Summit.



International Taste Institute
is granted the 2023
SUPERIOR TASTE AWARD
名创优品五款零食荣获ITI国际美味奖
名创优品海带结（酸辣味）
国际美味奖章 2星奖章
名创优品蒟蒻果冻（白桃味）
国际美味奖章 2星奖章
名创优品川香牛肉（麻辣味）
国际美味奖章 1星奖章
名创优品港式鱼蛋（咖喱味）
国际美味奖章 1星奖章
名创优品威化饼干（珍珠奶茶味）
国际美味奖章 1星奖章

Five snacks from MINISO were granted won the "2023 Superior Taste Award" by International Taste Institute

Case: MINISO Launched "Chinese Culture Globalized Innovation Program" with Xinhua News App

In February 2023, we launched the "Culture Globalized Innovation Program" with Xinhua News App, which would integrate traditional Chinese culture with trendy consumption in more diversified forms in the future, and promote the fashionable and international expression of Chinese culture through product innovation.


新华社客户端
XINHUA NEWS
中国文化创新全球发展计划
Chinese Culture Globalized Innovation Program
点亮全球99国
美好生活

MINISO Launched "Chinese Culture Globalized Innovation Program" with Xinhua News App


MINISO
宫匠黄瓷
黄釉彩瓷
零售价:49.9
隐藏
名创优品与故宫宫廷文化联名

MINISO and Forbidden City Culture Development co-branded products——Yellow Porcelain


MINISO
宫匠彩瓷
釉彩瓷器
零售价:49.9
隐藏
名创优品与故宫宫廷文化联名

MINISO and Forbidden City Culture Development co-branded products——Colored Porcelain


本宫的珍宝
MINISO
名创优品与故宫宫廷文化联名
零售价:39.9
隐藏

MINISO and Forbidden City Culture Development co-branded products——Palace Treasures

Case: MINISO Brand Monthly Product Experience Improvement Project

We have listened carefully to the voices of consumers and continuously optimize the quality of our products and enhance the user experience by adopting new processes and materials. During the Reporting Period, we improved the product experience of 36 major types of products, including crystal diffuser, daily disposable pants, dried meat and charging kits. For example, in the case of crystal diffuser, after receiving feedback on the breakage of glass containers, we improved all of the products similar as the crystal diffuser including adjusting the internal packaging, replacing the placement of essential oil bottles, and adding pearl cotton to wrap the air vents. After the improvement, the breakage percentage of crystal diffuser has been greatly reduced. Take Sakura Series – Luminous Crystal Diffuser (Cherry Blossom Light Dance) as an example, as of June 2023, the number of breakage is 0, among over 16,000 pieces of products.



Product Diagram of Luminous Crystal Diffuser

Case: TOP TOY Brand Increased Quality Staffing in Chenghai, Shantou, China

TOP TOY established a QC team, a calibration team and an after-sales replacement team in Chenghai, Shantou, where the production of toy bricks was concentrated, in order to strengthen the quality control of the toy bricks category.

For new products, the QC team will intervene at the beginning of product scheduling, and implement pre-production, in-production and post-production testing for bricks, auxiliary materials, packaging and manufacturing processes. The QC team also carries out inspections on all of the reproduction of existing SKUs and outsourced products. After establishing an after-sales replacement team in the production base, if the replacement specialist receives the customer’s request for replacement, the replacement can be sent out quickly at the source factory, which improves the response speed of consumer demand.

Case: Genki Peach Paradise Series Products from TOP TOY Brand

During the Reporting Period, TOP TOY brand continued to innovate in the development of products, adopting new processes to enhance the user experience. For example, in the Genki Peach Paradise Series Products, the transparent parts of the peaches were made with vitreous enameling process, which hides the molding line and makes the surface of the peaches smooth and flawless. In addition, the product is scented with lightly peach flavor and each box also come with a pack of peach scent bead for additional use. Meanwhile, there is two characters in a model for the first time of this series products. The peach design with magnetic attraction allows Kuromi and Melody to be displayed separately in halves, or in pairs as a complete set.





Product Features
特色介绍
少女心桃子主题
粉嫩配色
绒球填充透明件
自带桃子香气
每盒还配桃气香珠包
可另外使用
首次出现双角色单款
带磁吸的桃子设计

Product Diagram of the Genki Peach Paradise Series

Chemical Safety

 ## Management Concept

Recognizing the importance of chemical safety management, we have taken effective control measures to strictly manage the use of chemicals in the design, development and manufacturing processes of our products. We also prohibit suppliers from using hazardous chemicals in their manufacturing processes and actively promote the use of environmentally friendly materials together with our production partners to reduce the health, safety and environmental risks associated with chemicals and to fulfill our commitment to quality and sustainability.

 ## Management Policy

We strictly comply with applicable regulations and standards on chemical safety management, as well as applicable chemical safety regulations and norms in the countries or regions where we operate and sell, such as the European Union's Regulation EC/1907/2006 on Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Restriction of Hazardous Substances (RoHS Directive), and California Proposition 65 (CA65), and other standards related to the banning and restriction of chemicals, to ensure the provision of healthy and safe products for consumers. Meanwhile, we actively pay attention to the impact of chemicals on the environment and strive to prevent and mitigate environmental pollution.

Since we operate in many countries and regions all over the world, in order to promote procedural and standardized management of the chemical substances of MINISO, we have compiled MINISO's Inspection Manual, MINISO List of Banned and Restricted Substances in Cosmetic Products, and MINISO International Cosmetic Quality Standard – Risky Substances Control Manual with reference to the highest standards of the laws and regulations of different countries and regions.

 ## Management Practice

Chemical Identification

We have formulated strict requirements on the chemical materials used in our products. The Inspection Manual, MINISO List of Banned and Restricted Substances in Cosmetic Products and MINISO International Cosmetic Quality Standard – Risky Substances Control Manual list the substances prohibited or restricted in the relevant product categories. As the end of the Reporting Period, we have identified a total of 1,711 prohibited substances, 513 restricted substances, and 249 substances of high concern.

During the product manufacturing process, we specify the list of prohibited substances and restricted substances for each product category. For example, in the cosmetics category, high-risk chemical substances that are strictly prohibited include titanium dioxide, asbestos, formaldehyde and diethylene glycol. The chemical substances that should be avoided as far as possible and gradually replaced include triethanolamine, cocamide and dodecanamide etc.



Chemical Measure

During the product development process, MINISO includes the safety risk of chemicals to consumers into assessment. We specify that certain hazardous chemicals are prohibited in our products to ensure that the ingredients are safe and environmentally friendly. In the process of product development, we require suppliers to report the chemical materials used in the development of their products through the system. If a developing product involves a hazardous chemical ingredient banned by MINISO, the system will automatically indicate that the ingredient is not allowed to be used in this category, in order to fully identify hazardous chemical ingredients before the mass production and to ensure that high-risk chemical substances can be eliminated from the product at the development process.

In addition, we require our suppliers to strictly comply with the requirements in the list of prohibited substances and the list of restricted substances, control the raw materials used, and require that the manufacturing process does not involve the use of any prohibited chemical substances. For high-risk products, we require suppliers to provide Material Safety Data Sheet (MSDS). As of the end of the Reporting Period, 21% of our SKUs had MSDS. For cosmetic products, we require suppliers to provide Certificate of Analysis (COA). Through the "1+1+1" Quality Control Mechanism, we conduct multiple rounds of testing on finished products to ensure that they do not contain toxic or hazardous substances prohibited by laws and regulations, and strictly track and control the safety and stability of our products.

Chemical Substance Disclosure and Phase-out

We disclose the primary materials and complete formulations of most of our products, and identify substances of high concern contained in the formulations of the relevant products to enhance transparency and to ensure that consumers are able to understand the substances and materials used in our products.

In accordance with the requirements of the applicable relevant regulations and industry standards, we have listed a list of high-risk chemicals categories to be reduced or banned, including lead, cadmium, formaldehyde, flame retardants and allergenic disperse dyes. Meanwhile, we have committed not to develop products and accessories made of melamine materials (melamine, melamine resin) and not to use PC plastics in children's food-contact products and accessories, and have requested our suppliers to sign a commitment accordingly.

In addition, we are committed to phasing out the use of hazardous and restricted chemicals. During the Reporting Period, we formulated high-risk chemical phase-out plans for cosmetics and food. For example, we plan to phase out the use of PC plastic and replace it with Tritan plastic, which are safer and BPA-free, in order to promote a greener environment and consumer health. As of the end of the Reporting Period, we had replaced PC plastic in 16 SKUs, accounting for around 32% of the SKUs containing PC plastic.

📖 Highlights and Cases


Reporting Period ESG performance highlights


As of the end of the Reporting Period, all products developed and sold under TOP TOY brand **did not involve** any use of high-risk and controversial chemicals.


As of the end of the Reporting Period, the MINISO brand used Tritan plastics to replace PC plastics in **16** SKUs, accounting for around **32%** of the SKUs containing PC plastic.

Information Security and Customer Privacy Protection

 ## Management Concept

Information security management is an important task. We have established a comprehensive organizational structure for information security and privacy protection, actively obtained information security certifications and formulated appropriate information security policies and management systems, and taken practical measures to protect the privacy and security of consumers' personal information.

 ## Management Policy

We comply with the Cybersecurity Law, the Data Security Law, the Personal Information Protection Law and other relevant laws and regulations, and have established a comprehensive organizational structure for information security and privacy protection. We have formulated a number of policies, such as Information Security and Privacy Protection Management Policy, Data Outbound Transmission Management Regulation, Supplier Security Management Regulation, etc., to provide clear guidelines for daily information security protection. At the same time, we have formulated Personal Information Leakage Incident Response Procedures and Personal Information Leakage Incident Emergency Plan in order to make contingency plans for contingencies.

 ## Management Practice

Organizational Structure for Information Security and Privacy Protection

We have established an organizational structure for information security and privacy protection consisting of decision making level, management level, executives level and relevant external support teams. We have established the Information Security and Privacy Protection Management Office to oversee the management of information security and privacy and to make decisions on behalf of the organization. At the same time, the human resources, legal and internal audit teams are also part of the organization structure for information security and privacy protection as internal support and oversight to ensure that decisions made under this structure are implemented and appropriately monitored.

Board	Interdepartmental Office for Information Security and Privacy Protection Management	Information Security Management	Information Security Working Group
Review of related work	Decision Making level: Responsible for determining the organization's information security and privacy protection goals, objectives and overall implementation plan, approving and guiding the organization's information security and privacy protection related policies, systems, processes and other documents, and supervising the handling of information security and privacy protection risks.	Management level: Responsible for implementing the guidelines and policies formulated at the decision-making level into the work of various functional departments or business segments.	Executives level: Responsible for the implementation of policies, systems, and procedures for information security and privacy protection by center counterparts under the leadership of decision making level and the coordination of management. Track information security and privacy risks. Revise relevant systems and process documentation.

Information Management System and Certification

We attach great importance to the data security protection of our data systems. During the development process of data application systems such as membership systems, we specify a number of information security requirements such as system security, application security, and data security to reduce information system security risks. During system iteration, we will access the information security and privacy compliance risks, and require rectification of relevant topics to be completed before the system goes online, and update the privacy statement in a timely manner.

We actively obtain authoritative information security certifications. Our main core information system has obtained the Certification for Level 3 Protection under the Classified Protection of Information System, and ISO 27001 Information Security Certification as well as the ISO 27701 Privacy Protection Certification covering the whole group.

Audit of Information Management Systems

We regularly conduct information security audits, which combine internal and external audits to ensure that our information management system is subject to adequate review and oversight.



Internal Audit

We organize ISO 27001 and ISO 27701 internal audits every year, and special information security audits are conducted from time to time by the information security group every year.



External Audit

We receive external audits every year according to the requirements of the ISO 27001 and ISO 27701, and receive network security audits according to the requirements of Certification for Level 3 Protection under the Classified Protection of Information System.

Information Security Assurance

We have applied advanced information security technologies, deployed comprehensive software and hardware technical solutions in cloud-based security, offline security, audit and traceability, and adopted advanced equipments such as cloud firewall, cloud-based WAF and Bastion host, and implemented technical solutions such as situational awareness, vulnerability scanning and penetration testing to establish a defense system for information security. In addition, the Company has developed Personal Information Leakage Incident Response Procedures and a Personal Information Leakage Incident Response Plan, and conducted relevant emergency response drills.



Protection of Personal Information Rights

We support users to access, check, correct/supplement, delete and transfer personal information in the MINISO Privacy Statement, and provide channels for users to exercise their rights to personal information, such as canceling accounts, obtaining copies of personal information, and interpreting the rules of handling personal information, so as to fully protect the rights and interests of consumers' personal data.

We have optimized the interactive interface to fully implement the principle of "Minimum Necessary" in information collection in terms of both legal texts and operation pages. We disclose the List of Personal Information Collected and the List of Personal Information Shared with Third Parties to enhance transparency of information collection, At the same time, we inform users of the use of their personal information, and emphasize their right to manage it. We promise not to share personal information with companies, organizations, and individuals other than MINISO's service providers, unless we have obtained the user's individual consent or required to do so under specific laws and regulations. As of the end of the Reporting Period, in order to provide necessary services, the scope of our information sharing only includes TOP TOY brands and certain licensed partners, as described in the MINISO Privacy Statement. During the Reporting Period, in response to the latest U.S. legal requirements, we developed a "Do not share my information" link option on U.S. independent website and provided a back-end setting for users to change relevant settings at their own discretion.

Sensitive Information Control

We have set up strict management and review mechanisms for sensitive information including user data, which consists of regular review of account privileges, process approvals and desensitization to ensure reasonable control of data access.

We integrate information security risk assessments into supplier entry assessments. If a supplier is involved in the handling of consumer personal information or sensitive company information, we will require them to sign relevant consignment agreements, sharing agreements and confidentiality agreements.

Information Security and Privacy Training

In order to raise the awareness of information security and privacy protection, we conduct on-boarding information security training for all employees, while the information security courses also covers all outsourced personnel. In addition, we have conducted special training courses on information security for our customer service team, and have also carried out daily publicity through WeChat official account. During the Reporting Period, we organized a 3-hour course on Legal Risk Prevention and Control of Network Security and Data Protection, which was attended by a total of 1,436 people through the online platform.

 ## Highlights and Cases

Reporting Period ESG performance highlights

 During the Reporting Period, we had **0** material information security or customer privacy breaches.

Marketing & Services

 ## Management Concept

Customer satisfaction is our continual goal. We build our professional team based on consumers' actual needs, to provide comprehensive and speedy services to maximize customer satisfaction by addressing various consumers' demands in timely and thorough manner.

 ## Management Policy

We always adhere to responsible marketing and comply with relevant laws and regulations such as the Consumer Rights Protection Law, the Advertising Law of the People's Republic of China and Guidelines on Rules for Blind Box Business Operations (for Trial Implementation). We have formulated the Guide for Compliance of Advertisement and Promotional Activities, TOP TOY Blind Box Sales Policy, as well as other responsible marketing management system to ensure that the publicity and promotion is true, healthy and clear, and avoid misleading consumers and violating the rights and interests of consumers in product marketing and advertising.

In addition, we actively comply with relevant national regulations on product after-sales service to provide consumers with comprehensive product warranty as well as return and exchange service. We formulate MINISO Customer Service Standards and Tactics and Customer Complaint Management System to standardize the work process and timeliness of handling consumer complaints in each department.

 ## Management Practice

Customer Service System

We build a multi-dimensional service system around pre-sales and after-sales segments, providing customers with omnichannel consulting services such as e-commerce platforms online customer service, 400 customer service hotline, in-store services, and our WeChat Mini Program platform. In addition, we also proactively conduct service satisfaction evaluations through the above channels to gather customer feedback. During the Reporting Period, our overall customer satisfaction rate was 84.3%.

We provide warranty services for specific categories of products. At the same time, we also implement return and exchange policies in stores in China to provide consumers with product returns and replacement channels to protect consumers' rights and interests.





Responsible Marketing

We proactively identify potential marketing risks in our business and develop corresponding countermeasures based on promotional features and product characteristics. We have incorporated the review of advertising and promotions into our internal risk management process with the marketing team, product team and legal team collaborate to conduct relevant checks. We have implemented an internal cross-checking mechanism for advertisements involving numbers to ensure accuracy and authenticity. In addition, we also strictly manage promotions in overseas countries and regions and implement a regular inspection and monitoring mechanism so that the relevant promotional content is approved before implementation, to ensure the compliance of marketing work.

In June 2023, China State Administration for Market Regulation issued the Guidelines on Rules for Blind Box Business Operations (for Trial Implementation). We promptly implemented the relevant requirements and further improved the promotion and marketing standards of our blind box products. We have updated the SOP for blind box sales, including placing promotional materials in eye-catching locations in the stores, and prominently displaying key information such as the value of the items in the blind box, the rules and the probability of the extraction, so as to ensure that consumers are aware of the actual situation before purchase. At the same time, we have provided training to our store employees, and imposed strict age restrictions on the age of blind boxes to minors under the age of 8. For online channels including Tmall flagship store and TOP TOY mall mini program, we also added the reminder in prominent places. During the Reporting Period, we conducted a total of 7 responsible marketing training sessions covering all TOP TOY brand employees.

In addition, during the Reporting Period, the Legal Affairs Department and other departments conducted store inspections of MINISO brand and TOP TOY brand stores to identify risks such as potential advertising and promotion compliance risks, product packaging and labeling compliance risks and blind box compliance risks, and formulated corresponding solutions.

Customer Complaint Handling

We have established a customer complaint handling mechanism to classify customer complaints into different levels and handle them in a targeted manner within the time limit, so as to realize rapid implementation of customer complaints. We maintain various complaint channels open to customers, including 400 customer service hotlines, online customer service at e-commerce platforms, online channels such as Weibo and Xiaohongshu, as well as in-store offline channels to listen to customer feedback. We also provide customer complaint handling training for store personnel. For the reserve and existing store managers in offline operation centers, we conduct customer complaint handing skills trainings in the form of offline teaching and online live broadcasts to further improve their skills in handling complaints.

We communicate customer complaints to the corresponding departments in a timely manner and have established an improvement mechanisms for responding to complaints and feedback. For feedback on store issues, we will summarize customer feedback to all responsible staff in the region on a daily basis, and summarize store service data to the operations department on a monthly basis. Then the operations department will communicate with each regional store at the beginning of each month about the service situation. Product complaints will be immediately forwarded to the quality department for further analysis, we will hold a quality review meeting to address problems in common at the beginning of each month and set up special incident handling teams when necessary. In order to implement improvements addressing customer complaints, we respond to service complaints through training, publicity and performance assessment, and we respond to product complaints through measures including regular factory inspections, regular sampling, inspections and supplier accountability.

📖 Highlights and Cases

Reporting Period ESG performance highlights



Conducted a total of

7 responsible marketing training sessions



Covering **all employees** of TOP TOY brand



The complaint handling rate was

100%



The overall customer satisfaction rate was

84.3%

03 Gathering Synergy
to Create a Better Life Together

We are convinced that the long-term and stable development of the Company depends on the unity of employees. We fully respect and protect the basic rights and interests of our employees, provide them with a diverse, inclusive, healthy and safe working environment, facilitate their diversified development, and work together with our partners to build a responsible supply chain.

Materiality topics in this section

Protection of Employee Rights and Interests, Diversity and Inclusion, Employee Development and Training, Occupational Health and Safety, Supply Chain Management

Response to the SDGs



Employee Rights Protection

 ## Management Concept

We continue to implement policies on equal opportunity, diversity, anti-discrimination for employees, and protect the legal rights and interests of our employees in the areas of recruitment, compensation and welfare, working hours and so on. We have conducted diversified employee activities, set up comprehensive communication channels, actively listened to the views of our employees, and continuously taken relevant measures to further protect employees' rights and interests.

 ## Management Policy

We strictly comply with relevant laws and regulations such as the Labor Law of the People's Republic of China, the Labor Contract Law of the People's Republic of China and the Regulations on the Prohibition of Child Labor. In order to protect the legal rights and interests of our employees in terms of employment, salary and benefits, working hours, etc., we have formulated a number of internal policies to protect the rights and interests of our employees on the basis of relevant laws and regulations, including the Recruitment Management System, the Personnel Management System, the Compliance and Accountability System and the Attendance Management System. These policies ensure that the employment is lawful and compliant to promote the implementation of the fairness and non-discriminatory. We have included provisions against child labor, against forced labor and anti-discrimination in the above internal policies, which explicitly prohibit the use of child labor and any type of forced labor.

Management Practice

Recruitment

During the recruitment, we strictly comply with the national laws and regulations on prohibiting child labor and forced labor, strictly verify the identity information of employees, and open up reporting channels. In the event that child labor is found to be wrongly employed, we will protect their legal rights and interests in accordance with the requirements of the relevant authorities, and send them safely to their parents or guardians. Since the establishment of MINISO, we have not engaged in any incidents of child labor, forced or compulsory labor, or other violations of employment laws and regulations or related guidelines in the locations where we operate.

Talent Retention

We continue to improve our compensation and incentive system to attract and retain talents. We have formulated the Salary Approval and Management Regulations and the Performance Bonus Management Measures, and established a mechanism for assessing performance wages so as to fully utilize the incentive effect of the remuneration system on employees. We provide monthly, quarterly and annual incentive compensation for employees and implement share incentive plan to create long-term incentives for key talents.



Employee Communication Channels

We set up a dedicated HR mailboxes and HR work order systems as real-time communication channels for employees. Meanwhile, we conduct an employee engagement survey every two years to listen to the opinions of all employees, including franchisee employees and outsourced employees. The employee engagement survey covers satisfaction and suggestions on topics of corporate culture, employee experience and compensation and benefits, which we use as a guide to carry out timely and targeted improvement measures in order to continuously improve employee satisfaction.

Welfare Subsidies

We are committed to providing our employees with robust employee benefits. We provide employee with basic benefits such as "five social insurance and one housing fund", paid leave such as paid maternity leave and paternity leave in accordance with the laws and regulations. And we provide employees with various welfare benefits such as festival gifts, wedding gifts, seniority awards, overseas business trips allowances, hospitalization allowances for maternity and labor union care and sympathy to enhance employees' happiness and sense of belonging.

We continue to focus on the needs of our employees and offer a variety of subsidies to all employees and other staffs:



Gratitude money

We are sympathetic to the families of our employees, and provide one of the parents or in-laws of our regular employees under labor contract within China with gratuity money, which will be paid directly to his/her bank card.



Overseas business trip allowance and commercial insurance

We provide allowance for daily living and transportation to the employees on overseas business trips. We also provide commercial insurance for short-term overseas business trip or long-term overseas assignment according to the duration of overseas business trips, so as to provide regular protection for overseas assignment and business trip employees in case of accidents, medical treatment and other events that occur outside China.



Employer's liability insurance for logistics center positions

We offer employer's liability insurance to personnel in logistics center positions with a high level of safety risk to provide protection in the event of accidental injury to personnel.



Contingency allowance

Employees of labor union who are hospitalized due to illness may apply for condolence payment or condolence items. For employees who are in financial difficulty or suffer from sudden hardship, the labor union committee will grant a one-time financial allowance at its discretion depending on the circumstances.

Employee Activity

In order to help our employees balance work and life, we have launched a rich variety of employee activities through the labor union. We have established a club welfare system and six interest clubs including running, badminton, basketball, football, table tennis and yoga, and organized weekly sports activities for employees. At the same time, we also organize outdoor hiking, parent-child and running group activities from time to time, or organize employees to participate in fellowship activities. In addition, we organize monthly birthday parties for our employees based on different themes to enrich their spare-time lives.



Highlights and Cases

Reporting Period ESG performance highlights

The coverage rate of the signing of collective contracts for employees and collective contracts for female employees in MINISO (Guangzhou) Co., Ltd. was **100%**.

Performance Incentive Pay assessment covers more than **90%** of the total.

Granted share incentives to **371** employees including directors, senior management and other employees.

During the Reporting Period, a total of **38** pregnant employees were served by the "Loving Mother Spaces".

During the Reporting Period, we had assisted **29** female employees to apply for maternity hospitalization subsidy from the higher-level labor union.

Case: Employee Mental Health Group Counseling Activities and Online Psychological Counseling Platform



In order to pay active attention to the mental health of employees and to meet the needs of different employees, we have carried out offline mental health group counseling activities and set up an online psychological counseling platform.



Offline

To ease the problems encountered by employees in their work and life, and to raise employees' awareness of mental health, our labor union organized two mental health group activities during the reporting period, serving a total of 76 employees.



Online

We have set up the “Psychological Tree” mini program as an online psychological counseling platform to provide free one-on-one psychological counseling services for employees.



抗击疫情
守护心灵
叙述心事我们用心守候
别怕打扰，我们在听
工作日
19:00-24:00
周六日
10:00-24:00

“Psychological Tree” Online Psychological Counseling Platform

Case: Diversified Benefits to Meet Employees' Work and Life Needs



We are committed to meeting the work and life needs of our employees and enhancing their cohesion and sense of belonging.

◉ Work needs

In response to our employees' dining needs on weekdays, we have provided a MINISO staff restaurant with a dining area of approximately 800 square meters. Considering the convenience of dining for employees on high floors, we have equipped a number of intelligent food cabinets and provide more than 400 online food orders per day, creating an efficient and convenient dining experience for employees.



Intelligent food Cabinet

◉ Life needs

We provide 200 talent apartments for employees in need to apply, and arrange shuttle buses for employees to travel between the Company and the talent apartments during working hours, taking into account employees' rights and living needs in a holistic manner.



Riverview Talent Apartment



Diversity and Inclusion

 ## Management Concept

We insist on launching the recruitment of talents in a fair, open and impartial manner. We implement talent matching in strict accordance with the requirements of the positions and the qualifications for appointment in a non-discriminatory manner, without differentiation on the basis of household registration, ethnicity, race, gender, religious beliefs, disability, marriage, childbirth, etc.

 ## Management Policy

Our Compliance and Accountability System explicitly prohibits any form of sexual harassment and racial discrimination. We will dismiss employees who engage in such behaviors and require them to bear the corresponding financial compensation responsibilities according to the seriousness of the situation, the size of the loss, the consequences and the degree of impact. We oppose all discrimination, harassment and similar inappropriate behavior on the basis of gender, age, religion and nationality, and will penalize those involved in violations of these provisions according to the actual situation.

 ## Management Practice

Employee Diversity

We are committed to the development of talent diversity and integration, treating every employee equally and embracing their differences. The results of our efforts are reflected in the diversity of our employees. As of the end of the Reporting Period, the proportion of our female employees in China was 61.2%, representing an increase of 3.8% year-on-year, while the proportion of employees in overseas countries and regions was 45.8%, representing an increase of 4.4% year-on-year.

We also actively implement globalization and localization of talents to create more career development opportunities for talents in different regions while maintaining steady business growth. We have built up a team of locally rooted talent. For example, as at the end of the reporting period, the localization rate of operational talents in Indonesia, India and Mexico was 93%, and the localization rate of store managers was 99.5%.

Feminine Care

We are committed to ensuring that female employees enjoy the same labor and development rights as their male counterparts, and we provide a wide range of care and support for our female employees. For example, we set up a service point at the receptionist providing female employees with spare sanitary napkins, blankets, hair dryers, etc. For pregnant employees in need, we provide special seats in the canteen and offer warm brown sugar ginger tea and we have set up "Loving Mother Spaces" to provide a dedicated space for pregnant or baby moms in need.



Gender *
61.2%
38.8%
- Female
- Male

Age *
0.4%
49.8%
49.8%
- 29 years old and below
- 30-49 years old
- 50 years old and above

Region
54.2%
45.8%
- China
- Overseas Countries and Regions

* Due to the protection of employee privacy (including gender and age) in some overseas countries and regions, the number disclosed here only includes the employees in China.

Percentage of Employee Diversity

Highlights and Cases

Reporting Period ESG performance highlights

 As of the end of the Reporting Period, we had **3,696** employees located in China, USA, Canada, Indonesia, India, Singapore, Vietnam and other countries and regions.

The proportion of female employees has further improved. Among them, the number of female employees at middle management level and above is **341**, accounting for **52.1%**; the number of female employees at senior management level is **2**, accounting for **40%**.

66 ethnic minority employees

Case: Continuing to implement the "Two Sides of MINISO Employee" Program Globally



In order to strengthen the communication between the headquarter of MINISO and the overseas departments as well as to enhance the understanding of cultures and ideas among our employees in different regions of the world, we continued to implement the "Two Sides of MINISO employee" program in 2023, which is a global campaign that collects the wonderful aspects of our employees' work and spare time, and produced the "Wink out another side of fantastic life" poster to provide a stage for employees from all over the world to fully express their personal energies. By the end of the Reporting Period, we had collected a total of about 300 Two sides information from overseas employees.

Employee Development and Training

 ## Management Concept

We provide our employees with a broad development platform and a variety of career paths. We hope to help employees to explore their potential, to realize the value, and to continue to empower them.

Management Policy

We have formulated the MINISO Training Management System, which requires the strict implementation of regular employee training related to leadership, compound work ability and professional ability in various fields to achieve the goal of improving the professional ability of the employees and the organization's empowerment.

Management Practice

We establish an open, transparent and competitive talent promotion mechanism to encourage employees to continuously learn professional knowledge and skills. To ensure that employees with virtue and talent can stand out, we have designed three clear promotion channels for management, professional and supporting positions, and regularly carry out employee performance appraisal and talent inventory.

We also continue to improve our professional training system to provide a wide range of training opportunities for all employees, including outsourced personnel. We develop training programs for different categories and levels of employees every year, provide more than 1,000 training courses through our employee learning platform, and offer professionalism and leadership training programs for different development needs of our employees, as well as special employee development programs such as Creative Talent Trainee Program, Professional Trainee Program and Dark Horse Program to comprehensively enhance the professional competence and overall quality of our employees, and to assist employees with a growth mindset in pursuing long-term career development. At the same time, our employees' labor union has established a subsidy policy for on-the-job academic education, and provide corresponding subsidies to employees who participate in open education and adult higher education examinations.

Highlights and Cases

Reporting Period ESG performance highlights



Employee training coverage of
100%

Total training hours*
13,659

Average training hours*
6.82

*The number disclose here only covers employees in China.

Reserve talent cultivation

Cultivation of young/ complex talents for the Group's new strengths

● Dark Horse Program

MINISO international future leader program is aimed at high-potential management talents (including social recruitment and school recruitment) who have graduated 0-3 years ago, to train TOP international composite managers, for our core business, and to send a group of strong talents with Internet thinking and international vision to domestic and overseas markets.

● Creative Talent Trainee Program

Create young and diversified high-performance core business backbones, junior managers and expert talents.

● Pilot Program

Cultivate operation and management talents for stores in China to become outstanding operators of million stores.

Management/basic employee development

Providing leadership, professional and general knowledge skills training

● Leadership Program

Based on the competency model of managers and leadership development requirements, we provide relevant leadership skills training for managers at different levels to help improve management efficiency through learning and application.

● Group Open Class

Provide a flexible online learning platform for all employees of the Group, and regularly publish courses on general skills in the workplace.

Cultivation of key talents

Key positions in the Group, professional/internationalized talent development

● Lion King Plan

Through the Lion King Plan, cultivate at least 30 complex merchandising talents every year and send them to various business categories and overseas markets.

● Eagle Leader Plan

The goal is to train 20 international complex managers for overseas markets within three years to help achieve the strategic goal of overseas markets.

● Flood Dragon Plan

Open up domestic and international talent flow channels to help the distribution market to improve the level of store management refinement, improve performance and profitability.



Talent Development and Training System Panorama

Case: Professionalism Training Program

Our professionalism training program combines learning and practice so that employees are quickly qualified for their positions at the end of their training.

Lion King Program

We have launched the Lion King Program in order to cultivate compound talents with overseas merchandising capabilities. Courses in the program include market insights, merchandise planning, product marketing and flexible supply chain. By participating in a six-month training camp with more than 80 hours of training and a one year of overseas marketing operation, they are able to improve overseas marketing capabilities.

Eagle Leader Program

In order to meet the demand for key talents in overseas strategic markets and continuously improve the professional ability of key talents in overseas markets, we have implemented the "Eagle Leader Program" to cultivate and deliver more international compound management talents for the Company. For more than 20 trainees in "Eagle Leader Program", we carried out training courses such as store clerk class, basic practice of store operation and store manager class, with a total of 30 hours of class time. At the same time, we take practice as the extension of training, and enhance the quality of the talents transferred through a combination of job rotation, job practice and training camps.



Case: Leadership Training Program - External Learning Program for Middle and Senior Management

We launched a leadership training program for middle and senior management, aiming to enhance the management capabilities of middle and senior management and to develop leaders with a long-term vision and strategic thinking.

In 2023, we developed the management skills of all managers in the form of internal study by sending middle and senior management to attend external studies. The curriculum of the leadership training program covers ten major dimensions such as strategy design, value creation, product strategy, talent strategy, etc. The cumulative number of participants in the course reached more than 30, and the number of managers empowered through internal study reached 588.



Occupational Health and Safety

 ## Management Concept

We are committed to providing our employees with a healthier and safer working environment, improving their ability to respond to emergencies, building a solid emergency response process, maximizing prevention and minimizing damage to employees.

 ## Management Policy

We strictly abide by relevant laws and regulations, including the Law of the People's Republic of China on Safety Production, the Law of the People's Republic of China on Fire Fighting, and the Law of the People's Republic of China on Prevention and Control of Occupational Diseases. We develop Security Management System, Access Management System and other internal guidelines as well as take necessary measures to guard the physical and mental health of employees.

Management Practice

Daily safety management and hardware facilities	We provide safety guidelines, strengthen daily safety supervision, and provide employees with complete safety tools and equipment
Safety training and drills	In order to improve employees' ability to respond to emergencies, we actively organize employee to participate in safety training and drills to strengthen their awareness of occupational safety
Volunteer Employee physical examination and promotion of mental health	We actively care about the physical and mental health of our employees, organize employees to participate in physical examination and volunteer clinic, and carry out mental health popularization activities
Commercial insurance guarantee	Taking into account the different levels of risk associated with different job roles, we provide our employees with more comprehensive occupational health and safety protection through the purchase of appropriate commercial insurance for high-risk jobs

Highlights and Cases



Case: Creating an Employee Activity Center with Eight Functional Rooms

We always care about our employees and are committed to creating a safer and more comfortable working environment for them. Considering the needs of employees in all aspects, our labor union has built an 800-square-meter employee activity center, equipped with eight functional rooms, including gym, massage room, sleeping cabin, yoga room, medical room, physiotherapy room, mother and baby room and party activity room.

Gym

Equipped with digital control fitness treadmill, fitness multi-function machine, dynamic cycling, rowing machine and other professional fitness equipment.

Medical Room

Upgraded and transformed into a "Health Station" with clinic room and a psychological stress relief room, to create a warm and comfortable space for employees to relax.

Party Activity Room

The Party Activity Room integrates the functions of "propaganda, reading and exhibition", and is equipped with book corner, honor column, culture wall for Party building and conference and tele-education equipment to facilitate employee's various activities.



During the Reporting Period, the employee activity center served a total of

6,036 person-time.



Gym



Medical room upgraded to a Health Station



Book corner in the Party Activity Room

Supply Chain Management

 ## Management Concept

An efficient, speedy, robust and stable supply chain is a key factor for MINISO to win the trust of the market and consumers. We are constantly refining our suppliers' entry standards, improving our supply chain management system, and helping our suppliers to improve the quality of their supply, so that we can jointly build a sustainable and responsible supply chain system.

 ## Management Policy

We actively comply with the relevant laws and regulations in different countries and regions and are committed to building a responsible supply chain with our suppliers. We have established a comprehensive supplier management system and formulated a series of rules and regulations, such as Supplier Performance Evaluation Code of Conduct, Supplier Management Process, Regulations on Factory Levels and Supplier Status and Supplier Guideline, to provide clear guidelines for supply chain management. For suppliers' environmental, social and governance performance, we have set out the relevant assessment dimensions in the Business Conduct Agreement and Factory Inspection Guideline, as well as the management requirements we expect.

 ## Management Practice

Supplier Management System

We have a large number of suppliers in our supply chain, so supplier management is critical to our work in a number of key areas, including product responsibility, chemical safety and green products. In terms of supplier management, we are committed to building a closed-loop supplier sustainability management system through entry audits, supervision and inspection, capacity enhancement and responsible supply chain.



Supplier entry standard

We implement an access audit mechanism that combines internal assessment and third-party independent audits to monitor the qualifications of potential suppliers, and all suppliers are subject to such audits. We specify the content of our audits in the supplier inspection guidelines and Factory Inspection Guideline. In order to verify the ability of potential suppliers to comply with the contract, we carry out detailed supplier access reviews across various dimensions, including the scale of the supplier, the independence of the supplier's quality organization, the completeness of the supplier's facility, and the supplier's social responsibility.



Supplier supervision mechanisms

We implement dynamic management of suppliers, conduct regular supplier assessments, and conduct random flight inspections for key suppliers. Based on the results of the assessment, we will make timely adjustments to our cooperative relationship with suppliers.

Supplier Supervision Mechanisms

Supplier quarterly assessments

We conduct quarterly assessments of suppliers from the dimensions of quality, R&D, cost and delivery, and adopt a one-vote veto system for the quality dimension. We classify suppliers into A, B and C levels according to the assessment results, and strengthen the cooperation with A-level suppliers and reduce or stop the cooperation with C-level suppliers accordingly.

Supplier unannounced inspection

We conduct unannounced inspections and issue internal evaluation reports for suppliers in high-risk categories or suppliers with product quality problems or customer complaints. For suppliers with serious non-conformities, we will require them to take corrective measures immediately.

Supplier grading

We conduct quarter and annual evaluations based on a wide range of criteria such as product quality, delivery, R&D level and service quality of suppliers, and implement supplier classification according to the evaluation results from "one-star" to "five-star".

◉ **Supplier capability enhancement**

We strive to help our suppliers improve their supply capability. According to different product categories, we formulate the Supplier Instruction to provide process standards, production norms and optimization suggestions for new product testing, sample management, material testing and so on. We conduct monthly supplier training activities, share industry experience and invite third-party organizations to help empower our suppliers. At the same time, we provide rectification directions and suggestions to suppliers with problems continuously improve the quality of the supply chain. During the Reporting Period, we organized a total of 199 training sessions for suppliers, covering standard analysis, testing guidelines, supplier training, etc., with a total of 8,658 attendees.

◉ **Supplier elimination**

For suppliers whose quality is found to be in breach of the red line requirements during the assessment process or product sampling, we will hold them accountable for their quality breaches and consider terminating their cooperation with the supplier. For example, in TOP TOY's supply chain management system, we require suppliers with quality problems to rectify within one week; in serious cases, we will shorten the rectification period to two days. If the supplier does not complete the rectification within the set time, we will terminate the cooperation.

Continuing to Build a Responsible Supply Chain

The Group takes various measures to encourage and advocates our domestic and overseas supply chain partners to continue to operate in a compliant manner, enhance environmental protection and fulfill their social responsibility. In order to ensure the reliability of our supply chain, we continue to strengthen our supply chain social responsibility assessment requirements and verify their ESG compliance through audits.

For suppliers we work with for the first time, we conduct on-site factory inspection audits, including internal audits and third-party organizations audits. According to the Factory Inspection Instruction, if ESG-related violations are found, we will reject them on a onevote basis. For existing suppliers, we conduct cyclical audits based on supplier level, which also include ESG dimensions. For Class A suppliers, we conduct audits every two years, and for Class B and C suppliers, we conduct audits once a year. In addition to the audits initiated by MINISO, some of the IP licensors with whom we have brand co-branding relationships also conduct ESG audits on Class A suppliers. During the Reporting Period, a total of 150 Class A suppliers were audited by us and our IP licensors.

Mechanisms for improving suppliers' social responsibility performance



01
Compulsory

We have incorporated social responsibility requirements into our supplier entry threshold inspections, and labor rights protection, environmental compliance (ensuring proper treatment of various pollutant emissions), and health and safety are included as key social responsibility requirements in our Factory Inspection Instruction. These requirements are considered as major auditing criteria (including audits carried out by the company and audits conducted by third-party organizations). We consider the compliance of suppliers with social responsibility on an equal level of importance as assessments of quality, price, and other criteria. Once any violation is identified, we will take a zero tolerance approach against the supplier.



02
Compulsory

We incorporate relevant clauses regarding the code of conduct for social responsibility into our supplier cooperation agreements, such as the Supplier Code of Conduct. Suppliers are required to sign and adhere to these provisions.



03
Encouraging

We encourage suppliers to obtain certifications such as ISO 45001, ISO 14000, BSCI, and require suppliers to provide ISO 9001 certification before formal product delivery.



04
Encouraging

We encourage suppliers to enhance their social responsibility performance through incentive policies, such as engaging in green procurement and prioritizing the launch of related products.



◉ **Labor rights protection in the supply chain**

We pay attention to the labor rights protection in the supply chain, have established requirements for supplier labor management performance and conduct audits to ensure compliance. We have specified detailed requirements on supplier labor management, including working hours, minimum wage, overtime wage, occupational health and safety protection and other key contents. During the Reporting Period, we audited the labor management status of all new suppliers and existing core suppliers, and all core suppliers passed the labor management status audit.

Summary of Code of Conduct for Social Responsibility

Forced or compulsory labor	Suppliers shall not hire employees to perform any forced or involuntary labor, nor shall they outsource products to such labor for production.
Child labor	Suppliers shall not employ child labor. The term "child labor" means a person who is under the age of 16 or under the legal minimum age for employment as defined by local regulations.
Compensation	Suppliers shall comply with all laws and regulations of wage and working hours, including those regarding minimum wage, overtime, maximum work hours, and shall provide the statutory benefits as required by law. Suppliers shall pay employees for overtime work at the rate standard required by law, or at least at a rate equal to the regular hourly rate of pay if no rate standard is required by law.
Discrimination	Suppliers shall not discriminate against employees during the hiring and employment process, including in respect of wages, benefits, promotion, punishment, termination or retirement on the basis of race, religion, age, nationality, social or ethnic group, sexual orientation, gender, political opinion or disability.
Associations	Suppliers shall respect the right of employees to associate, organize and bargain collectively in a lawful and peaceful manner without penalty or interference.
Health and safety	Suppliers shall provide a safe and healthy workplace for their employees in accordance with all relevant laws, regulations and rules.

◉ **Supplier Business Ethics Management**

We attach great importance to the management of business ethics risks in our supply chain, including environmental and social risks. We have signed Supplier Code of Conduct with our suppliers, and conducted supply chain integrity risk assessments through an anti-corruption audit system and annual supplier inspections. These assessments help us identify environmental and social risks associated with our suppliers. Additionally, we provide specialized training on business ethics for our supply chain.

Highlights and Cases

Reporting Period ESG performance highlights

We had
1,464
suppliers in total

In our supply chain, the proportion of suppliers in China was
81.7%

The proportion of suppliers in overseas countries and regions was
18.3%

604 suppliers were subject to periodic audits that included ESG assessment dimensions

100% of suppliers of MINISO brand and TOP TOY brand had signed the Anti-Commercial Bribery Notice

63 suppliers had obtained the certificate of ISO 9001 quality system

28 suppliers had obtained the certificate of ISO 14001 environmental management system

19 suppliers had obtained the certificate of ISO 45001 occupational health system

16 suppliers had obtained BLUE SIGN certificate

Case: Supplier Environmental Empowerment Training

In May 2023, we invited a third-party consultant to conduct training for our suppliers on the topic of "Sustainable Development of Biodegradable and Renewable Plastics." The training covered the introduction of biodegradable plastics, production conditions, applications, and other related topics to enable suppliers to understand the innovative concepts for environmental protection.



Supplier Environmental Empowerment Training

04 Green Development to Escort a Better Environment

We pursue a philosophy of simple, natural, quality living and always practice sustainable development while developing products. We are committed to creating a sustainable life through responding to climate change, creating low-carbon products, and practicing green operations.

Materiality topics in this section

Response to Climate Change, Product Carbon Footprint, Raw Material Procurement, Green Packaging, Energy Management, Water Management, Waste Management

Response to the SDGs

6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND


MINISO
MINISO

Response to Climate Change



Management Concept

MINISO deeply concerns the impact of climate change on our own business operations as well as the society, and hopes to create a sustainable society through cooperation with a wide range of stakeholders, including consumers and suppliers. During the Reporting Period, we have made active reference to the Guidance on Climate Disclosures of the Hong Kong Stock Exchange and disclosed climate-related priorities in the core areas of governance, strategy, risk management, metrics and targets. In the future, we will continue to improve scenario analysis of climate risk and identify climate risks and potential opportunities for our different businesses under different scenarios, so as to enhance the effectiveness of climate risk management and seize climate opportunities.

Governance

We have established an ESG management structure with the Board and the Audit Committee at the highest governance level, with the Board of Directors having overall responsibility for the Group's ESG matters concerned and the Audit Committee reviewing and overseeing the Group's ESG matters concerned based on our existing responsibilities. The Board of Directors and the Audit Committee have incorporated climate change related risks and opportunities into the Group's ESG management. Please refer to the ESG Governance chapter of the Report for a description of the responsibilities and segregation of duties at each management level.

Strategy

MINISO highly values climate change risks and systematically identifies climate change risks that could have an impact on the Company's business and financial operations. Meanwhile, we take into account the relevant response strategies in our corporate development strategy to minimize the potential impact of climate change on our business and operating activities as far as possible. We endeavor to take effective measures to promote the reduction of greenhouse gas emissions within the Group and our value chain by improving operational resource efficiency, using or replacing with more environmentally friendly and sustainable materials, and actively exploring carbon reduction at all stages of the product cycle, as well as meeting the growing demand from consumer for sustainable products and related services.

Risk Management

We have established a sound risk management mechanism and set up a comprehensive risk management team. Based on the current ESG risk identification, we have incorporated climate change-related topics into the risk management process, as well as gradually improved the climate change risk assessment and management. In addition, with reference to the types of risks in the Guidance on Climate Disclosures, we have identified materiality climate risks that may have a material impact on our business and financial operations. Furthermore, we formulated relevant responses for the effective management of climate-related risks.

Climate Risks		Impact on Business	Responses
Transition Risks	Policy and Regulation Risks	The introduction of policies or laws related to green consumption, low-carbon transformation and environmental information disclosure may expose the Company to the risk of being investigated for legal responsibility according to law, or under supervision measures because of the failure to comply with the relevant regulations, or incurring financial losses or damaging business reputation.	We will pay attention to and follow up on national laws and regulations and development trends related to green consumption, low-carbon transformation and environmental information disclosure. Besides, we will continuously improve ESG management system and enhance the quality of information disclosure.
	Market Risks	With the deepening of green concepts such as green products and low-carbon consumption, the public is increasingly concerned about the sustainable attributes of products. If the Company fails to meet the needs of consumers, it may lead to a decline in competitive advantage, resulting in customer loss and sales decline.	We continue to pay attention to consumer demand for green and low-carbon products and green consumption. And we keep on innovating to satisfy consumer demand; at the same time, we also continue to strengthen our communication with consumers, and build the corporate image of low-carbon, environmental friendly and green development.
Physical Risks	Extreme Weather	The impact of extreme weather and natural disasters may lead to consequences such as fluctuations in raw material prices, unstable supply and damage to stores, office facilities and suppliers' facilities, affecting the health and safety of employees and causing delays in the delivery of products by suppliers.	In response to possible extreme weather, we have clarified the relevant emergency measures in the Emergency Incident Handling Plan and Rainy Weather Precautionary Notice. We refer to the extreme weather warnings to strengthen precautions and guide offices and stores to take measures such as reinforcing equipment, cutting off power, clearing water and transferring materials to ensure the safety of personnel and reduce losses.

Metrics and Targets

Climate change has a negative impact on society. MINISO supports global strategies and goals to address climate change and promotes the construction of governance and management systems related to climate change in an orderly manner. We continue to deepen energy-saving and emission reduction measures during our operations, as well as developing innovative, low-carbon and green products.

MINISO will adopt energy efficiency and greenhouse gas emissions as indicators and targets related to climate change. The following table lists the core indicators that we continue to focus on.

Total Energy Consumption	Total Energy Consumption Intensity	Total Greenhouse Gas Emissions (Scope 1 & 2)	Total Greenhouse Gas Emission Intensity
13,213,111.47	**1,151.65**	**5,445.56**	**0.4746**
(KWh)	(KWh/ Revenue per RMB million)	(Tonnes of CO_2)	(Tonnes of CO_2/Revenue per RMB million)

Our Goals

We are committed to achieving stable CO_2 emissions from the usage of electricity in office areas at the FY2022 level of around 134 kg CO_2 per RMB million in revenue (FY2020: 178.94，FY2021: 171.74, FY2022: 134.00, FY2023: 58.74).

Highlights and Cases

Case: Fire Safety Training for Stores to Prevent Fire Due to Extreme Weather

In order to cope with store fires that may be caused by extreme weather events such as high temperatures or droughts, we have carried out fire safety training in a number of stores across the country. By explaining the theoretical knowledge and skills of firefighting, demonstrating the use of fire extinguishers and other training methods, our employees can acquire certain knowledge and the skills of firefighting, evacuation and escape, so as to raise their awareness of security, ensure the safety of personnel and mitigate the damage to store property.



Trainer is Demonstrating the Use of Fire Extinguisher to Store Employees

Green Products

 ## Management Concept

MINISO always adheres to the concept of green consumption and is committed to building a sustainable lifestyle for consumers. We insist on implanting the concepts of green and low carbon into all aspects of the entire life cycle of our products. Relying on our in-depth cultivation and extensive cooperation in the whole industry chain, we continue to reduce the carbon emissions of our products, promote the use of sustainable materials, and increase the utilization rate of resources by green packaging, so as to contribute to the ecological conservation and the creation of a sustainable future.

 ## Management Policy

We actively focus on regulations and initiatives related to environmental protection of our products and services in each region of operation, including the Requirements of Restricting Excessive Package—Foods and Cosmetics, the European Union Directive EU 2019/904 on the Reduction of Certain Plastic Products with Environmental Impacts, the European Union's proposal for the Packaging and Packaging Waste Regulation (PPWR), and the List of Measures and Bans Banning the Use of Disposable Plastic Products in India, and improve and renew our products accordingly.

 ## Management Practice

Product Carbon Footprint

MINISO is deeply aware of the close relationship between product manufacturing and the environment, and we are very concern about pay close attention to the carbon emissions of MINISO products, so as to realize fulfillment of our corporate social responsibility of low carbon and environmental conservation. In addition to considering the environmental attributes of products in the process of product design, packaging and recycling, TOP TOY brand also require suppliers to complete the carbon footprint assessment of their products and provide the relevant carbon emission data for reviewing by laboratories, so as to ensure that suppliers comply with the relevant carbon emission standards set by us. Moreover, after delivery at the end of production, we will collect and retrospect carbon emission data. As of the end of the Reporting Period, 70% of our TOP TOY brand suppliers have actively cooperated with us in collecting carbon emission data.

In the future, we plan to conduct a product carbon footprint assessment to identify the potential for reducing emissions throughout the life cycle of our products from "Cradle to Grave" to understand the current status of carbon emission of our products, effectively control emissions, and take measures to reduce emission, so as to enhance the low-carbon attributes of our products.

Sustainable Materials

MINISO uses a variety of raw materials from all over the world for manufacturing, as a result, we hope that we use more sustainable materials to promote environmentally friendly manufacturing practices. In selecting sustainable materials for our products, we will prioritize products with higher technological maturity, applying environmentally friendly materials while trying to avoid undermining the consumers' product experience. At the same time, we will also integrate cost-effectiveness, without forgetting the original intention and always making the consumer's life experience easier and better.

In the future, we will strive to advance several initiatives and create more eco-friendly products in categories including beauty tools, home decor, stationery, and toys:

 Products are made from 100% recycled or natural and plastic materials and from suppliers certified by the Forest Stewardship Council (FSC)

 Develop the "MINISO ECO" logo for plastic-free, easily recyclable, renewable, reusable, BPA (bisphenol A) -free or lead-free products, and will be widely used in more environmentally friendly products

In addition, we also take into account the needs of the market, explore existing sustainable materials and new sustainable materials through innovation, fully evaluate the feasibility of packaging materials that can be transformed into more environmentally friendly materials, and continue to keep up with the leading international standards. At the same time, we will continue to optimize our raw material traceability and process management mechanisms, such as further promoting more certification and traceability of origins activities of wood, paper, cotton, leather and other raw materials. As of the end of the Reporting Period, we had already used FSC certified paper as materials in some of our products.

Green Packaging

Our Goals

In the future, we will continue to implement several measures to reduce the usage of plastic bags so as to lower the percentage of usage of plastic bags to less than 75%. (FY2022: 79%, FY2023: 66%)

We refer to the highest standards in the industry, comply with domestic and international laws and regulations related to product packaging, and reduce the usage of packaging materials through green packaging, lightweight packaging, and packaging recycling.

Restricting the usage of plastic, cardboard, paper and other materials for packaging and storage of products.

Providing packaging and bags with biodegradable, recyclable and environmentally friendly logo for consumers to use for a fee.

Developing and incorporating environmentally friendly elements in our products, such as using recycled materials.

Adopting a strict recycling policy to ensure proper recycling of materials used disposed in store operations.

We believe that replacing disposable plastics which are difficult to degrade with materials that are easier to recycle is an important measure to promote more environmentally friendly packaging. In response to the increasingly tightened regulation on plastic packaging in each operational area, we plan to update our products in the categories of disposable plastic (trays, cups and straws) and cotton swabs, and gradually replace them with non-disposable plastic products. As of the end of the Reporting Period, we have achieved the result of replacing disposable plastics with paper in 25 SKUs.

Highlights and Cases

Case: Turning "Waste" Into Treasure by Using Recycled PET Bottles to Make Plush Dolls

MINISO continues to explore and innovate green products. We use sustainable materials in our products and promote the recycling of materials to reduce resource consumption at the source. In 2023, we launched the ECO eco-friendly plush dolls, where recycled PET bottles are sterilized and cleaned, crushed, mixed, dried, melted and extruded in a series of special processes to make threads and cotton, then adopted as raw materials to create a complete plush doll. At the same time, our ECO eco-friendly plush dolls are certified by the Global Recycling Standard (GRS). Depending on the size of the doll, each ECO eco-friendly plush doll requires approximately 2.5 to 360 plastic water bottles. During the Reporting Period, we launched a total of 9 eco-friendly plush doll SKUs, with a total production volume of approximately 145,221 units, and a total of approximately 1,254,216 PET bottles were recycled and used.


ECO
Global Recycled Standard

Production Process of Eco-friendly Plush Dolls


intertek
Total Quality. Assured.
Transaction Certificate (TC)
Transaction Certificate Number
for products certified to
Global Recycled Standard (GRS)

Global Recycling Standard (GRS) Authentication Certificate

Case: More Environment-Protective and Lighter Product Packaging Materials

Starting from design improvement, optimization of size structure, and environment-protective and lightweight materials, MINISO continues to optimize packaging. We trying to create more environmentally friendly products and reducing the use and waste of resources without affecting consumers' experience. During the Reporting Period, we conducted a packaging reduction assessment for over 3,000 SKUs. After considering the consumer experience and relevant regulatory requirements, we carried out lightweight transformation for some of our products. For example, we have carried out environment-protective and lightweight transformation and upgrading of the outer packaging and materials of the data cable products. The outer packaging of the data cable products after transformation and upgrading has the following features:

Component materials are more environmentally friendly

- The flat paper, PE film and bone tape we used are non-toxic, non-harmful, recyclable, biodegradable, and do not produce poisonous gas when burned, and do not pollute the atmosphere. Meanwhile, the materials have passed the environmental testing of SGS and other authoritative organizations.
- We used non-toxic, non-harmful, and heavy metal free components of the eco-friendly resin and solvent for the printing ink of the products.

Lightweight packaging materials

- We replaced the ordinary blister and cardboard materials in the original packaging, so that the weight of a single product is reduced by 25 grams (80% less than the weight of the original packaging). Based on an annual shipment of about 1 million pieces, it is estimated that the use of packaging materials can be reduced by 25 tons per year.


66W | 6A
SUPER FAST
TYPE-C
2m
FAST CHARGING CABLE
MINISO
12W | 2.4A
DURABLE
MICRO
2m
MICRO DATA CABLE

Comparison of Product Packaging Before and After Greening and Lightweight Transformation

Green Operations

 ## Management Concept

MINISO has always adhered to the operation concept of green, low-carbon and sustainability. While continuously improving our own operation efficiency, we have continuously improved our internal management system to improve efficiency in resource use, reduce waste emissions, promote green office, and promote the construction of a resource-saving and environment-friendly society.

 ## Management Policy

We strictly comply with the Law of the People's Republic of China on Environmental Protection, the Law of the People's Republic of China on Energy Conservation, and other relevant laws and regulations as well as industrial code of practices. We continuously improve environmental and resource management systems, and establish internal rules, regulations and initiatives, such as the Management Regulations for Taking Taxi and Norms for Switching Lights of MINISO, etc., to deeply integrate the concepts of green, low-carbon, and sustainability into the Company's operations.

 ## Management Practice

Resource Management

Our Goals

In the future, we are committed to achieving a stable electricity consumption per revenue of RMB1 million in office area of around 230 KWh. (FY2022: 230.5, FY2023: 104.3)

In the future, we will focus on improving water efficiency and try to keep the annual leakage rate to less than 1% (FY2023: <1%).

MINISO is highly concerned about energy saving and emission reduction as well as the usage of water resources. We have adopted targeted measures on electricity and water consumption in office areas, retail stores, logistics warehouses to further strengthen our resource management and implement the concepts of conserving electricity and water.

We encourage our employees to save resources, travel in a low-carbon manner, and emphasize energy conservation and low-carbon living in their daily commute and office work, so as to take practical actions to realize the concept of green and sustainable development and improve the efficiency of resource usage. We also use kilowatt hours per million in revenue as an indicator to monitor the effectiveness of our energy-saving efforts.

Office Areas

Low-carbon transportation

Adopt video conferencing where possible to replace some business travel; during the business travel, prioritize public transportation and carpooling when there are more than one passenger with same or nearby destination.

Paperless office	Implement digital and paperless processes, such as using online stamps, online system approval, etc., to reduce the usage of paper and gradually realize paperless office.
Resource conservation	Carry out energy-saving technological transformation and strive to fully complete the replacement of energy-saving lamps and water-saving appliances. Implementation of the measure of "Turn Off the Power When People Leave", advocating employees to turn off the power of office equipment when they get off work to avoid energy waste
Individual environmental protection awareness	Establish the proposal of Safe Work and Low Carbon Living, and through publicity activities and introduction to articles, we advocate employees to refuse waste and make the best use of resources, and to unify employee responsibility, corporate responsibility and social and environmental responsibility to create value for more stakeholders.
Recycling	Set up "MINI SHARE" stationery sharing corner and recycling corner to recycle unused office supplies, discarded cardboard and magazines; Set up a secondary paper recycling station to recycle single-sided printing paper for reuse.
Meetings	Distribute shared publicity materials, meetings materials through online channels and stick to the recycle principal to conduct meeting planning.

Retail Stores

- **High-efficiency energy-saving lamps:** our directly-operated stores replace and use high-efficiency LED energy-saving lamps, and reduce the number of lamps and lanterns used in the case of maintaining the same lighting brightness, replacing them with 1.2 lamps per square meter from 0.8 lamps per square meter.
- **Standardize the use of air conditioners:** regulate the use time, temperature and operating air speed of air conditioners in different seasons to improve the efficiency of energy use.
- **A New Code for the Use of Construction Electricity:** regulate the use of electricity during the construction of new retail stores.

Logistics Warehouse

Clarify responsibility

Clarify the responsibility of relevant departments for the electrical appliances and lamps in the office, warehouse and office areas.

Flexible use of lights

Partially or completely turn on the lighting during cloudy or dark time when operation in product distribution is likely to be interfered. Switching off the lighting when there is sufficient solar illuminance.

Turn off lights when off duty

When off duty, the corresponding person shall take charge in confirmation of off-status of the electrical appliances and lightings. If there are over-time employees in the office, lightings can remain on-status only in the specific areas. For other areas, lightings shall be turned off when off duty.

Regular inspections

Carry out monthly electricity inspections from time to time to check whether there is any abnormal situation in the electricity used in the warehouses.

In addition, we attach great the importance of water resource management to save water. We have taken a number of water-saving measures to reduce water consumption in our daily business operations, including regular inspection of water pipes and faucets for leakage. At the same time, we utilize intelligent equipment to scientifically manage the use of water resources, including the use of energy-saving mopping robots instead of manually watering the ground in logistics warehouses.

Electricity Consumption per RMB1 Million in Revenue for Five Consecutive Fiscal Years (KWh/ Revenue per RMB million)

Regional category	FY2019	FY2020	FY2021	FY2022	FY2023
Administrative Offices	324.7	293.3	281.5	230.5	104.3
Stores	Undisclosed	Undisclosed	Undisclosed	849.9	632.1
Warehouses	Undisclosed	Undisclosed	Undisclosed	185.2	216.6



Emissions and Waste Management

> ### Our Goals
>
> Going forward, we will ensure 100% compliance rate of hazardous waste and 100% effluent discharge compliance rate.

We are involved in emissions mainly from the use of the company vehicles and office operation waste, including waste lamps, waste printer toner cartridges and ink cartridges, and household and foods waste generated from daily operation in the offices. We strictly comply with the relevant control ordinances in each region regarding the categorization of emissions and waste management. Moreover, we manage and dispose of pollutants and waste from our operations in a compliant manner.

- **For hazardous waste,** we will collect, store and manage them separately and safely, and then hand over to qualified professional third parties for unified treatment, focusing on control and supervision of recycling and treatment.

- **For non-hazardous waste,** we collect separately and hand non-hazardous waste over to an external organization for recycling.

In addition, we also actively guide and urge our employees to conduct garbage classification in the office area. By popularizing garbage classification in the office area, posting garbage classification posters, and increasing the number of garbage classification bins on each floor, we fully encourage and motivate our employees to follow the management of garbage classification, and drive them to actively implement garbage classification.

Biodiversity

Given that the biodiversity has a bearing on human well-being, during the business operations we stick to the idea that human should harmoniously co-exist with the nature. Although our business operations have insignificant impacts on the environment and natural resources, we are committed to improving the identification and management of business operations that may have negative impacts on biodiversity and the biological system by following the global goal of biodiversity conservation and the Chinese Programme for Natural Protection. During the maintenance of stable business operations, we try our best to reduce the impacts from our operations to the environment and ecology, and stick to the idea of prioritizing the ecology and green development.

In addition, we actively organize and participate in the activities related to biodiversity conversation, appealing to all stakeholders to show respect, adapt and provide protection to the nature. We encourage everyone to make contribution to biodiversity conversation and co-build the "Healthy Biological Ecosystem" by practical actions with due responsibility and commitment.

During the Reporting Period, we were neither involved in any incident that caused substantial pollution nor exerted negative influence on the environment and biodiversity.

05 Caring for Public Welfare and Sharing Goodness

We have always been committed to public welfare and charity activities. We have taken on the responsibilities and obligations of corporate citizenship, constantly delivering positive energy to consumers, partners, and society. Since our establishment, we have actively promoted many public welfare projects around the four major themes of "children", "women", "critical illness" and "disasters". As we explore high-impact ways of improving public welfare, we will leverage our brand's advantage in youth appeal and will mobilize all forces to build a new ecology of public welfare.

Materiality topics in this section

Charity Activities

Response to the SDGs



















1 NO POVERTY

3 GOOD HEALTH AND WELL-BEING

4 QUALITY EDUCATION

5 GENDER EQUALITY

8 DECENT WORK AND ECONOMIC GROWTH

10 REDUCED INEQUALITIES

15 LIFE ON LAND

MINISO
MINISO

Innovative Charity Programs

We are committed to supporting and participating in socially responsible programs that are in line with our values, focusing on providing practical assistance to children, women and people affected by critical illness and disasters. In recent years, we have increased our inputs in resources to more effectively help those in need to tide over their difficulties. In addition, we are committed to practicing charity activities and co-building new charitable relationships with our global partners.

Case: MINISO' "Happy Reading for Children's Dreams" Campaign to Help Children's Reading Dream Come True

In May 2023, MINISO together with China Charities Aid Foundation for Children ("CCAFC") and Yunan District Committee of Yunfu City of the Communist Youth League, collectively held a campus charitable activity called "Happy Reading for Children's Dreams" by constructing two "Charitable Bookstores" and providing nearly 6,000 copies of books and over 1,100 units of school suppliers, which delivered unique reading experiences to the children and helped realize their reading dreams.

As of April 2023, MINISO charity activities has set foot in the schools in Guizhou, Inner Mongolia, Jilin, Henan, Sichuan, Guangxi provinces and Qingyuan, Heyuan, Yunfu cities in Guangdong province. MINISO has initiated mroe than 50 donation activities which included targeted donations of books, stationaries and among other school supplies, daily-use supplies and the construction of reading rooms, which has made great contribution to the promotion of Chinses education development.



"Happy Reading for Children's Dreams" Campaign



Case: MINISO Penpen2PENPEN Charity Program

The Penguin MINI Pen is MINISO's oversea ambassador. During the fiscal year 2022, we have initiated a charity activity of joining Andean Tree Donation Program by purchasing Penguin MINI Pen plush toys. In the Andean Tree Donation Program, the aggregate amount of donated trees has exceeded 100,000.

During the Reporting period, we also initiated "Penpen 2 PENPEN" charity activity and brought our warmheartedness to children in need, spreading cares and core value of happiness from our brand. By launching the theme song "Penpen 2 PENPEN", we initiated an online dancing challenge activity at Tik Tok to gain more online exposure and meanwhile created delicate decoration in offline stores to attract more customers to join our stationaries donation activity. We will donate new stationaries and foods along with each of a pen donated by our customers. The tagged topic #penpen2PENPEN has received over 30 million views on Tik Tok and our offline activity also enjoyed great popularity. In this charity activity, we had donated multiple branches of stationaries, sport suppliers and among others to the United States, Indonesia, India, Malaysia, Thailand, Vietnam and etc.





Photo of the Scene of Gift Distribution

Visual Effect of MINI Pen



Case: "MINISO GREEN CHRISTMAS" Environmental Charity Program



In December 2022, we initiated an oversea charity program "MINISO GREEN CHRISTMAS" during the Christmas holidays to continuously support environment protection. We have given away MINISO Christmas gift bags by joint activities including Santa Clause Flash Mobs, gift stores displays and key opinion influencers in the United States, Canada, India and Vietnam etc.




Photos of GREEN CHRISTMAS Promotion

Case: MINISO's "Planting Bamboo for Pandas" Charity Program

In order to protect the habitat of pandas and safeguard their healthy growth, in October 2022, MINISO and the China Green Foundation initiated a charity program called "Planting Bamboo for Pandas". The "PlantForPanda" campaign was also launched overseas simultaneously, calling on consumers around the world to pay attention to and protect pandas. After the program was launched, it attracted many netizens to post panda-related activities content, which attracted attention from more consumers to the protection of the environment for pandas to grow in China. This program attracted over 2.6 million views in total.

In this program, MINISO has planted 50,183 bamboos in Qinlin, Xiaxi Province, where pandas inhabit. It not only alleviated the problem of segmental habitats of pandas, but also promoted the ecological construction and the protection of species in Qinlin area.



Public Welfare Site for Protecting Pandas



"PlantForPanda" Online Discussions

Focus on Social Needs

Encouraging Volunteerism

We encourage our employees to participate in voluntary activities such as community voluntary programs, epidemic prevention and control etc., providing helps and supports to those in need and collectively passing love and cares. Therefore, we established a management method by rating and grading for those participants in voluntary activities and granted extra bonus points for awards.

Case: MINISO and HARMO UNION Helped People with Disabilities to Develop Diversified Abilities Required in the Workplace



May 21, 2023 was known as National Disability Day. On this day, MINISO and HARMO Union collectively participated in the "Remodeling DNA" Public Welfare Fusion Carnival and held public welfare training activity called "Store Manager for a Day". Seven young volunteers participated in various on-site support works and donated supplies valued over RMB50,000 to the event. In addition, we helped those with visually impairments from innovative disability employment Camp in HARMO Union to set up market booths that could support independent livelihood, helping them to gain experience from running the market booths and transfer these experience into comprehensive skills catering for different job positions.



大师创香室
MASTER'S AROMA LAB
香薰新花样，重新定义无火香薰
TEDDY

Event of Helping the Disabled

Case: MINISO Anti-epidemic Voluntary Activities



During the Reporting Period, we sent 7 teams of volunteers for epidemic prevention and control events. They have assisted in nucleic acid testing for about 50,000 people, telephone tracing and recording for more than 2,000 times, and social surveys for more than 1,200 households, expressing the original aspiration and sense of mission of young employees from MINISO by practical actions.

Contributing to Community Building

We actively participated in social public welfare activities, such as the Guangdong "6.30" Poverty Alleviation Day Charity Activity in 2023, and we cooperated with the government and other organizations, through continuous exploration of public welfare models, and build a new public welfare ecosystem with all social communities, so as to call for the public to contribute to the community with love and positive energy, and to fulfill our corporate social responsibility. At the same time, we also actively participated in disaster relief and reconstruction activities, donation of supplies and cash and provided personnel and material support for the disaster areas to convey cases and positive energy.

Case: MINISO's Supplies Donation for Sichuan Luding Disaster Area

In September 2022, MINISO donated 5,000 packages of MINISO mineral water to the 9.5 Sichuan Ganzi Luding County Earthquake disaster area.



名创优品携手中国红十字基金会支援四川震区公益物资

Sichuan Luding Supplies Donation

Case: MINISO's Participation in the Guangdong "6.30" Poverty Alleviation Day Charity Activity 2023



In June 2023, MINISO participated in the "6.30" Poverty Alleviation Day in Guangdong Province and donated RMB 200,000.



630捐款
东漖街2023年“6·30”助力乡村振兴爱心捐赠认捐情况
广州东灏房地产开发有限公司
名创优品（广州）有限责任公司
蕙兰苑项目部

"6.30" Poverty Alleviation Day



爱心助农
餐厅近日供应扶贫佛手瓜
名创优品积极履行企业社会责任
响应政府号召，采购“县雅水镇的特产之一佛手瓜”消费帮扶
助农增收，助力乡村振兴

Charity Procurement of Agricultural Products for the Staff Canteen

Case: MINISO's Donation for Liwan District

In June 2023, MINISO actively responded to the call of the society and donated RMB90,000 to Liwan District Charity Association for the aging renovation of the elderly community in Baihedong Street, Liwan District.


荔湾区白鹤洞街道社区适老化改造项目启动仪式

Donation for Liwan District Activity

Case: MINISO's Books Donation Campaign for Liwan District

On June 27, 2023, the Party Committee of MINISO carried out the book donation event activity of "Books with MINISO" in Longjin Street, Liwan District. More than 100 books were collected on the site, and we donated all the books to the community cultural station to help build a bookish community, create a good atmosphere of reading for all, and strive to do practical things for the public.


MINISO
名创优品
——爱心图书募捐活动
书香为伴
名创同行
PUBLIC WELFARE · MINISO
活动须知
活动时间 2023年6月27日9:30-11:00
活动地点 和业广场北广场·名创优品党员服务点
活动对象 龙津街道社区居民
活动规则
捐赠1本爱心图书，可随机获赠1件名创优品爱心礼品。
所募集的爱心图书，全部用于公益，致力建设书香社区。
爱心礼品限量100份，赠完即止。
捐赠图书须知#
全新图书或9成新以上书籍。
二手书籍无污损、缺页；套系书籍无缺失。
非课本、教材、教辅类书籍。

Books Donation Campaign for Liwan District

Case: MINISO's Disaster Relief Donation Activity

During the Reporting Period, MINISO actively responded to the call of the society and fully supported epidemic prevention and control by donating materials and funds for many times, with the total donation in an aggregate value of RMB272,254. The materials we donated included epidemic prevention materials, foods and MINISO mineral water. The donatees included the Liwan District Branch of Guangzhou Municipal Public Security Bureau and Haizhu District Branch of Guangzhou Municipal Public Security Bureau, Health Bureau of Haizhu District, Pazhou Street Office of Haizhu District and Longjin Street Office of Liwan District, and Chisha Economic Associations of Guanzhou Street of Haizhu District and other organizations.


对党忠诚 服务人民
名创优品（广州）有限责任公司

Disaster Relief Donation Activity

Caring for Overseas Communities

As our store networks expand globally, our community philanthropy initiatives also reach out to overseas communities. We actively leverage our influence in overseas communities by donating materials and distributing foods to communities and groups in need, and by organizing fun activities to bring cares to children and others, thus spreading our love to the world.

Case: MINISO Reunion's Coral Reefs Protection Event

In April 2023, MINISO Reunion partnered with Corecif to organize a public welfare activity to save coral reefs. Currently, more than half of coral reefs have been severely degraded globally. The coral reef system is critical to marine ecology. Protecting the ecological health of coral reefs is of great significance to the construction of civilized marine ecology. In this activity, we supported the ecological recovery of coral reefs by fixing and restoring damaged coral fragments and giving coral reefs a second chance to grow. In the future, we will continue to devote ourselves to the protection of the marine environment and assist in the practice of biodiversity conservation.







Coral Reefs Protection Event

Case: MINISO Ecuador's Lunch Donation

On December 20, 2022, which was known as the International Human Solidarity Day, MINISO Ecuador donated 855 lunches to the Aldecar Foundation. At the same time, MINISO Ecuador set up one store in each city to accept donations from customers, and those who participated in the donation would have a chance to win a jersey of the famous soccer player Moises Caice-do.



MINISO's Lunch Donation for Ecuador

Case: MINISO Bolivia's Care Activity for Children

In April 2023, MINISO Bolivia and the community of Taquibos collectively hosted interacting games with children, prepared school supplies and afternoon snacks, bringing cares and loves to those children in need from slum areas on Children's Day in Bolivia.



MINISO's Care Activity for Bolivia Children

Appendix

Appendix I: Index to the ESG Reporting Guide of the Hong Kong Stock Exchange

Dimensions, General Disclosures and Key Performance Indicators	Description	Chapter
A1: Emissions		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and GHG emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Green Operations
Key Performance Indicator A1.1	The types of emissions and respective emissions data.	Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Response to Climate Change Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator A1.3	Total hazardous waste produced (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility).	Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator A1.4	Total non-hazardous waste produced (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility).	Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator A1.5	Description of emissions target(s) set and steps taken to achieve them.	Green Operations
Key Performance Indicator A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Green Operations
A2: Use of Resources		
General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials Note: Resources can be used for production, storage, transportation, buildings, electronic equipment, etc.	Green Operations
Key Performance Indicator A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Green Operations Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Green Operations
Key Performance Indicator A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Green Operations
Key Performance Indicator A2.5	Total packaging material used for finished products (in tonnes) and if applicable, with reference to per unit produced.	Appendix II: ESG Key Performance Indicators Data Table

Dimensions, General Disclosures and Key Performance Indicators	Description	Chapter
A3: Environment and Natural Resources		
General Disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources.	Green Operations
Key Performance Indicator A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Green Operations
A4: Climate Change		
General Disclosure	Policies on identification and mitigation of significant climate-related topics which have impacted, and those which may impact, the issuer.	Response to Climate Change
Key Performance Indicator A4.1	Description of the significant climate-related topics which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	Response to Climate Change
B1: Employment		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, antidiscrimination, and other benefits and welfare.	Employee Rights Protection
Key Performance Indicator B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Diversity and Inclusion Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator B1.2	Employee turnover rate by gender, age group and geographical region.	Appendix II: ESG Key Performance Indicators Data Table
B2: Health and Safety		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Occupational Health and Safety
Key Performance Indicator B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator B2.2	Lost days due to work injury.	Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Occupational Health and Safety
B3: Development and Training		
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	Employee Development and Training
Key Performance Indicator B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Employee Development and Training Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator B3.2	The average training hours completed per employee by gender and employee category.	Employee Development and Training Appendix II: ESG Key Performance Indicators Data Table

Dimensions, General Disclosures and Key Performance Indicators	Description	Chapter
B4: Labor Guidelines		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	Employee Rights Protection
Key Performance Indicator B4.1	Description of measures to review employment practices to avoid child and forced labor.	Employee Rights Protection
Key Performance Indicator B4.2	Description of steps taken to eliminate such practices when discovered.	Employee Rights Protection
B5: Supply Chain Management		
General Disclosure	Policies on managing environmental and social risks of the supply chain.	Supply Chain Management
Key Performance Indicator B5.1	Number of suppliers by geographical region.	Supply Chain Management Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Supply Chain Management
Key Performance Indicator B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Supply Chain Management Green Products
Key Performance Indicator B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Supply Chain Management Green Products
B6: Product Responsibility		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Product Responsibility Chemical Safety Information Security and Customer Privacy Protection Marketing and Services
Key Performance Indicator B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator B6.2	Number of products and service related complaints received and how they are dealt with.	Marketing & Services Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator B6.3	Description of practices relating to observing and protecting intellectual property rights.	Intellectual Property
Key Performance Indicator B6.4	Description of quality assurance process and recall procedures.	Product Responsibility
Key Performance Indicator B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Information Security and Customer Privacy Protection

Dimensions, General Disclosures and Key Performance Indicators	Description	Chapter
B7: Anti-Corruption		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Business Ethics
Key Performance Indicator B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the Reporting Period and the outcomes of the cases.	Business Ethics Appendix II: ESG Key Performance Indicators Data Table
Key Performance Indicator B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	Business Ethics
Key Performance Indicator B7.3	Description of anti-corruption training provided to directors and staff.	Business Ethics Appendix II: ESG Key Performance Indicators Data Table
B8: Community Investment		
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Focus on Social Needs
Key Performance Indicator B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	Innovative Charity Programs Focus on Social Needs Caring for Overseas Communities
Key Performance Indicator B8.2	Resources contributed (e.g. money or time) to the focus area.	Innovative Charity Programs Focus on Social Needs Caring for Overseas Communities Appendix II: ESG Key Performance Indicators Data Table

Appendix II: ESG Key Performance Indicators Data Table

Aspect	Key Performance Indicators	Unit	2023 Data	2022 Data
A: Environment				
	A1.1 Types of emissions and related emission data[1]			
	Particulate	Gram	1,340.53	1,428.46
	Sulfur oxides	Gram	534.76	303.64
	Nitrogen oxides	Gram	18,206.78	19,401.04
	A1.2 Direct (Scope 1) and energy indirect (Scope 2) GHG emissions and intensity			
	Scope 1 direct greenhouse gas emission[2]	Tonnes of CO_2	474.42	76.42
	Scope 2 indirect greenhouse gas emissions[3]	Tonnes of CO_2	4,971.14	4,322.74
	Total greenhouse gas emissions	Tonnes of CO_2	5,445.56	4,399.16
A1	Scope 1 greenhouse gas emission intensity	Tonnes of CO_2 / Revenue per RMB million	0.0413	0.0076
	Scope 2 greenhouse gas emission intensity	Tonnes of CO_2 / Revenue per RMB million	0.4333	0.4286
	Total greenhouse gas emission intensity	Tonnes of CO_2 / Revenue per RMB million	0.4746	0.4362
	A1.3 Total amount and intensity of hazardous waste generated			
	Total amount hazardous waste[4]	Kilogram	125.60	297.72
	Hazardous waste intensity	Kilogram / Revenue per RMB million	0.0109	0.0295
	A1.4 Total amount and intensity of non-hazardous waste generated			
	Total non-hazardous waste[5]	Tonnes	120.46	216.70
	Non-hazardous waste intensity	Tonnes / Revenue per RMB million	0.0105	0.0215
	A2.1 Total direct and indirect energy consumption and intensity by type			
	Indirect energy consumption			
	Purchased electricity	KWh	10,933,660.43	10,203,834.46
	Indirect energy consumption intensity	KWh/Revenue per RMB million	952.97	1,011.72
	Direct energy consumption			
A2	Diesel fuel consumption	KWh	114,817.84	111,095.88
	Gasoline consumption	KWh	211,055.72	184,734.10
	Natural gas consumption[6]	KWh	1,953,577.48	0
	Direct energy consumption	KWh	2,279,451.04	295,829.99
	Direct energy consumption intensity	KWh/Revenue per RMB million	198.68	29.33
	Total energy consumption	KWh	13,213,111.47	10,499,664.45
	Total energy consumption intensity	KWh/Revenue per RMB million	1,151.65	1,041.05

Aspect	Key Performance Indicators	Unit	2023 Data	2022 Data
A2	A2.2 Water consumption and intensity			
	Total water consumption	Cubic meters	29,687.85	28,586.31
	Total water consumption intensity	Cubic meters / Revenue per RMB million	2.5876	2.8344
	A2.5 Total packaging material used for finished products and with reference to per unit produced			
	Paper shopping bags	Kilogram	169,296.48	19,922.00
	Plastic shopping bags	Kilogram	480,811.70	46,463.15
	Paper-based logistics packaging materials	Kilogram	5,098,192.92	4,855,166.30
	Plastic-based logistics packaging materials	Kilogram	178,132.06	140,555.70
	Total amount of packaging materials consumption	Tonnes	5,926.43	5,062.11
	Intensity of the packaging material consumption	Tonnes / Revenue per RMB million	0.5165	0.5019
B: Social				
B1	B1.1 Number of employees: by gender, employment type, age group and region			
	Total number of employees	People	3,696	3,372
	By employment type			
	Fulltime	People	3,696	3,372
	By function			
	Product development and supply chain managemaent	People	779	668
	General and administrative	People	436	482
	Operation	People	1,933	1,614
	Sales and marketing	People	114	208
	Technology	People	177	218
	Business development	People	128	102
	Logistics	People	129	80
	By gender[7]			
	Male	%	38.8	41.4
	Female	%	61.2	58.9
	By age[7]			
	29 years old and below	%	49.8	51.1
	30-49 years old	%	49.8	48.2
	50 years old and above	%	0.4	0.7
	By geographical region			
	China	%	54.2	58.6
	Overseas countries and regions	%	45.8	41.4
	B1.2 Employee turnover rate[8]: By gender, age group and region			
	Overall employee turnover rate[9]	%	30.6	37.7
	By gender[7]			
	Male	%	25.5	37.5
	Female	%	24.3	35.8

Aspect	Key Performance Indicators	Unit	2023 Data	2022 Data
B1	By age[7]			
	29 years old and below	%	27.0	38.1
	30-49 years old	%	22.2	34.4
	50 years old and above	%	40.0	53.3
	By geographical region[9]			
	China mainland	%	24.8	36.5
	Asia (except China mainland)	%	38.7	39.7
B2	B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year			
	Number of work-related fatalitiesa	People	Not involved	Not involved
	Rate of work-related fatalities	%	Not involved	Not involved
	B2.2 Lost days due to work injury			
	Number of working days lost due to work-related injuries	Hours	935	701
B3	B3.1 Percentage of employees trained by gender and employee category[10]			
	Percentage of employees trained	%	100	100
	Percentage of employees trained by gender			
	Male	%	100	100
	Female	%	100	100
	Percentage of employees trained by rank			
	Executives and directors	%	100	100
	Managers	%	100	100
	Supervisors, commissioners and assistants	%	100	100
	B3.2 The average training hours completed per employee by gender and employee category[10]			
	Average training hours for employees	Hours	6.8	18.0
	Average number of hours of training for male and female employees			
	Male employees average training hours	Hours	7.5	18.0
	Female employees average training hours	Hours	6.4	18.0
	Average number of training hours by rank			
	Executives and directors	Hours	4.9	15.4
	Managers	Hours	7.3	17.8
	Supervisors, commissioners and assistants	Hours	6.7	18.2
B5	B5.1 Number of suppliers by geographical region			
	Total number of suppliers	Number	1,464	1,158
	Suppliers in China	Number	1,196	1,145
	Suppliers in overseas countries and regions	Number	268	13

Aspect	Key Performance Indicators	Unit	2023 Data	2022 Data
B6	**B6.1 Percentage of the total products sold or shipped subject to recalls for safety and or health reasons**			
	Percentage of total products sold or shipped that are subject to recall for safety and or health reasons	%	0.0133	0.0002
	B6.2 Number of products and service related complaints received			
	Total number of customer complaints received	Case	7,108	3,413
	Total number of customer complaints received - product complaints	Case	1,650	1,032
	Total number of customer complaints received - service complaints	Case	5,458	2,381
B7	**B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or our employees during the Reporting Period and the outcomes of the cases**			
	Legal cases regarding corrupt practices	Case	Not involved	Not involved
	B7.3 Anti-Corruption training provided to directors and employees			
	Employees at director and above who have received training related to anti-corruption policies	People	120	53
	Anti-corruption training for staff, and employees of Partners	Person-time	27,147	33,073
B8	**B8.2 Resources contributed to the focus area**			
	Community Investment and Charity - Total annual expenditures for cash donated	Ten thousand RMB	173.81	30.00
	Community Investment and Charity - Total annual expenditures for goods donation	Ten thousand RMB	69.23	503.96
	Employee participation in charity/volunteer activities	Hours	1,952.00	672.00

[1] Emissions (particulates, sulfur dioxide and nitrogen oxide) are mainly from emissions from the use of corporate vehicles, of which the calculation of corporate vehicle emissions is based on Appendix II: Reporting Guidance on Environmental KPIs of the Hong Kong Stock Exchange.

[2] Scope 1 greenhouse gas emissions are mainly generated from fossil fuel consumption (gasoline, diesel, and natural gas consumed by the employee restaurant) during operation, while the calculation refers to Greenhouse Gas Emission Accounting Methodology and Reporting Guidelines for Public Building Operators (Enterprises) (for trial implementation) issued by the General Office of the National Development and Reform Commission of China, and Appendix II: Reporting Guidance on Environmental KPIs of the Hong Kong Stock Exchange.

[3] Scope 2 greenhouse gas emissions are mainly generated from purchased electricity consumed in the Group's operation. The electricity emission factor for mainland China is 0.5703 tCO_2/MWh, which is adopted from the Guide on Enterprises Greenhouse Gas Emissions Accounting and Reporting – Power Generation Facilities (Revision 2021), Hong Kong, China, refers to 0.39 tCO_2/MWh disclosed by CLP Power Hong Kong, the electricity emission factors for oversea countries are from BP Statistical Review of World Energy and Ember Global Electricity Review (2023).

[4] Mainly made of waste light bulb, used printer cartridges and ink cartridges.

[5] Mainly made of office waste and food waste in the administrative office area.

[6] Mainly consumed by the employees' cafeteria.

[7] The scope of statistics is for employees in China. Since the information related to overseas employees involves the cross-border transfer of sensitive personal information, it is not disclosed for the current Reporting Period.

[8] Turnover rate calculation formula: Employee turnover rate = number of employees lost / (number of employees at the beginning of the Reporting Period + number of new hires for the year).

[9] The statistical coverage is employees in Asia.

[10] The statistical coverage is employees in China.



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